Exhibit 99.22

UNDERWRITING AGREEMENT

March 22, 2021

Vox Royalty Corp.

PO Box CEC – 138

George Town, Grand Cayman

KY1-9012

Attention:	Kyle Floyd, Director & CEO

Dear Sirs/Mesdames:

BMO Nesbitt Burns Inc. and Cantor Fitzgerald Canada Corporation, as joint bookrunners and co-lead underwriters (the “Co-Lead Underwriters”), along with Stifel Nicolaus Canada Inc. and Red Cloud Securities Inc. (together with the Co-Lead Underwriters, the “Underwriters” and each individually an “Underwriter”) hereby severally, and not jointly or jointly and severally, offer to purchase from Vox Royalty Corp. (the “Company”), in the respective percentages set forth in Section 23 hereof, and the Company hereby agrees to issue and sell to the Underwriters, upon and subject to the terms hereof, an aggregate of 5,000,000 units (the “Offered Units”) of the Company, on an “overnight marketed” basis, at a price of $3,00 per Offered Unit (the “Offering Price”) for aggregate gross proceeds of $15,000,000. Each Offered Unit will be comprised of one ordinary share of the Company (each a “Unit Share”) and one-half of an ordinary share purchase warrant (each whole ordinary share purchase warrant, a “Unit Warrant”). Each Unit Warrant will be issued under the Warrant Indenture (as defined below) and will entitle the holder thereof to acquire one ordinary share (a “Warrant Share”) of the Company at a price of $4.50 per Warrant Share for a period expiring 36 months following the Closing Date (as defined below).

Upon and subject to the terms and conditions contained herein, and as more particularly described in Section 17, the Company hereby grants to the Underwriters an option (the “Over-Allotment Option”) to purchase severally, and not jointly or jointly and severally, in the respective percentages set forth in Section 23 hereof, either (i) up to an aggregate of 750,000 Units; or (ii) up to an aggregate of 750,000 additional Unit Shares (the “Over-Allotment Shares”) at a price of $2.85 per Over-Allotment Share, and/or up to an additional 375,000 Unit Warrants (the “Over-Allotment Warrants”) at a price of $0.30 per whole Over-Allotment Warrant, or a combination thereof subject to an aggregate maximum of 15% of the aggregate Offered Units (collectively, the “Over-Allotment Securities”), solely for the purposes of covering over-allotments and for market stabilization purposes. Unless the context requires otherwise, all references to “Shares” in this Agreement include Unit Shares, Warrant Shares, Over-Allotment Shares and ordinary shares issuable upon the exercise of the Over-Allotment Warrants and all references to “Warrant Shares” includes the ordinary shares issuable upon exercise of the Over-Allotment Warrants.

The Offered Units (and, as the context requires, the securities comprising or underlying the Offered Units) and the Over-Allotment Securities (and, as the context requires, the securities comprising or underlying the Over-Allotment Securities) are collectively referred to herein as the “Offered Securities” and the offering of the Offered Securities by the Company is hereinafter referred to as the “Offering”.

The Offering shall take place in each of the Qualifying Jurisdictions (as defined below), and in the United States, provided, however, that offers and sales of the Offered Units and any Over-Allotment Securities in the United States or to, or for the account or benefit of, U.S. Persons (as defined below) shall be made only to Qualified Institutional Buyers (as defined below) on a private placement basis pursuant to an exemption from the registration requirements of the U.S. Securities Act (as defined below) provided by Rule 144A (as defined below) and in accordance with United States securities laws and the provisions of Schedule “A” to this Agreement. The Underwriters, on their own behalf and on behalf of their U.S. Affiliates (as defined below), and the Company acknowledge that Schedule “A” (and exhibits thereto) forms a part of this Agreement and is incorporated by reference herein.

The undersigned understand that the Company has prepared and filed with each of the Canadian securities regulatory authorities (the “Canadian Securities Commissions”) in each of the provinces of Canada, except Quebec (the “Filing Jurisdictions”) (i) a preliminary short form base shelf prospectus dated September 25, 2020 (together with the Documents Incorporated by Reference (as hereinafter defined) therein, the “Preliminary Base Shelf Prospectus”), and (ii) a final short form base shelf prospectus dated October 2, 2020 (together with the Documents Incorporated by Reference therein and any supplements or amendments thereto, the “Final Base Shelf Prospectus”), in respect of up to $200,000,000 aggregate offering price of ordinary shares, preferred shares, debt securities, warrants, subscription receipts and units of the Company, omitting the Shelf Information (as hereinafter defined) in accordance with the Shelf Procedures (as hereinafter defined) and that the Company has received a Prospectus Receipt (as hereinafter defined) for the Preliminary Base Shelf Prospectus on September 25, 2020 and for the Final Base Shelf Prospectus on October 2, 2020.

In addition, the undersigned also understand that the Company will prepare and file on the date hereof, with the Canadian Securities Commissions, in accordance with the Shelf Procedures, a prospectus supplement setting forth the Shelf Information (including any Documents Incorporated by Reference therein and any supplements or amendments thereto, the “Prospectus Supplement”, and, together with the Final Base Shelf Prospectus, the “Final Prospectus”) in order to qualify for distribution to the public the Offered Securities in all of the provinces of Canada, except Quebec (the “Qualifying Jurisdictions”) through the Underwriters or any other investment dealer or broker registered to transact such business in the applicable Qualifying Jurisdictions contracting with the Underwriters.

The information, if any, included in the Prospectus Supplement that is omitted from the Final Base Shelf Prospectus for which a Prospectus Receipt has been obtained, but that is deemed under the Shelf Procedures to be incorporated by reference into the Final Base Shelf Prospectus as of the date of the Prospectus Supplement, is referred to herein as the “Shelf Information”.

Any reference herein to any “amendment” or “supplement” to the Final Base Shelf Prospectus, or the Final Prospectus shall be deemed to refer to and include (i) the filing of any document with the Canadian Securities Commissions after the date of such Final Base Shelf Prospectus or Prospectus Supplement, as the case may be, which is incorporated therein by reference or is otherwise deemed to be a part thereof or included therein by the Canadian Securities Laws (as defined below), as applicable, and (ii) any such document so filed.

In consideration of the Underwriters’ services to be rendered in connection with the Offering, including distributing the Offered Securities, directly and through other investment dealers and brokers, the Company agrees to pay the Underwriting Fee (as defined herein) to the Underwriters at the Closing Time (as defined below) and, if applicable, the Over-Allotment Closing Time (as defined below).

This Agreement shall be subject to the following terms and conditions:

TERMS AND CONDITIONS

Section 1	INTERPRETATION

(1)	Definitions

Where used in this Agreement or in any amendment hereto, the following terms shall have the following meanings, respectively:

“affiliate” has the meaning given to it in the Business Corporations Act (Ontario);

“Agreement” means the agreement resulting from the acceptance by the Company of the offer made by the Underwriters by this letter;

“Applicable Laws” means, in relation to any person or persons, the Canadian Securities Laws and all other statutes, regulations, rules, orders, by-laws, codes, ordinances, decrees, the terms and conditions of any grant of approval, permission, authority or licence, or any judgment, order, decision, ruling, award, policy or guidance document, of any Governmental Authority that are applicable to such person or persons or its or their business, undertaking, property or securities and emanate from a Governmental Authority, having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

“Bowdens Royalty” means the 0.85% gross revenue royalty over the Bowdens project, a development stage open-pit silver, lead and zinc project located in central New South Wales, Australia and operated by Silver Mines Ltd.;

“Business Day” means any day, other than a Saturday or Sunday, on which banks are open for business in Toronto, Ontario;

“Canadian Securities Commissions” has the meaning given to it in the fifth paragraph of this Agreement;

“Canadian Securities Laws” means all securities laws of each of the Filing Jurisdictions and the respective rules and regulations under such laws together with applicable published national, multilateral and local policy statements, instruments, notices, blanket orders and rulings of the securities regulatory authorities in the Filing Jurisdictions;

“CDS” means the CDS Clearing and Depository Services Inc.;

“Closing Date” has the meaning given to it in Section 15;

“Closing Time” has the meaning given to it in Section 15;

“Company” means Vox Royalty Corp.;

“controlled”, “distribution”, “material change”, “material fact” and “misrepresentation” have the respective meanings given to them in the Securities Act (Ontario), except where otherwise specified in this Agreement;

“Corporate Records” has the meaning given to it in Section 7(11);

“Defaulting Underwriter” has the meaning given to it in Section 23(2);

“Documents Incorporated by Reference” means all interim and annual financial statements, management’s discussion and analysis, business acquisition reports, management information circulars, annual information forms, material change reports, Marketing Documents and other documents that are or are required by Canadian Securities Laws to be incorporated by reference into the Offering Documents, as applicable;

“Eligible Issuer” means an issuer which meets the criteria and has complied with the requirements of NI 44-101 so as to be qualified to offer securities by way of a short form prospectus;

“Encumbrance” means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement or other security interest;

“Engagement Letter” means the engagement letter dated as of March 7, 2021 between BMO Capital Markets and the Company;

“Environmental Laws” has the meaning given in Section 7(37).

“Filing Jurisdictions” has the meaning given to it in the fifth paragraph of this Agreement;

“Final Base Shelf Prospectus” has the meaning given to it in the fifth paragraph of this Agreement;

“Final Prospectus” has the meaning given to it in the sixth paragraph of this Agreement;

“Financial Statements” has the meaning given to it in Section 7(16);

“Governmental Authority” means and includes, without limitation, any national, federal, provincial, state or municipal government or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing;

“Hazardous Substances” has the meaning given to it in Section 7(37).

“IFRS” has the meaning given to it in Section 7(16);

“Indemnified Party” has the meaning given to it in Section 9(1);

“Indemnifying Party” has the meaning given to it in Section 9(1);

“Intellectual Property” has the meaning given to in Section 7(32);

“knowledge of the Company” or similar phrases, means to the actual knowledge of Kyle Floyd, Pascal Attard or Spencer Cole;

“Koolyanobbing Royalty” means a 2% free on board sales value royalty on the Koolyanobbing project, a production stage open pit iron ore mine located in the Yilgarn region of Western Australia operated by Mineral Resources Limited;

“Marketing Documents” means the marketing materials approved in accordance with Section 7(5);

“marketing materials” has the meaning given to it in NI 41-101;

“Material Adverse Effect” means any event, fact, circumstance, development, occurrence or state of affairs (i) that is materially adverse to the business, assets (including intangible assets), affairs, operations, liabilities (contingent or otherwise), capital, properties, condition (financial or otherwise) or results of operations of the Company whether or not arising in the ordinary course of business or (ii) that would result in any of the Offering Documents containing a misrepresentation;

“Material Agreements” mean any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Company or any subsidiary is a party or by which the Company or a material portion of the assets thereof are bound which is material to the Company (on a consolidated basis);

“Material Royalties” means (i) the Pedra Branca Royalty, (ii) the Koolyanobbing Royalty, (iii) the Bowdens Royalty and (iv) the Segilola Royalty;

“Material Subsidiaries” means (i) Silverstream SEZC, a company incorporated under the laws of the Cayman Islands and (ii) Vox Royalty Australia Pty Ltd., a company incorporated under the laws of Australia;

“Mining Portfolio” has the meaning given to it in Section 7(35)(a);

“Money Laundering Laws” has the meaning given in Section 7(46);

“NI 41-101” means National Instrument 44-101 - General Prospectus Requirements;

“NI 43-101” means National Instrument 43-101 - Standards of Disclosure for Mineral Projects;

“NI 44-101” means National Instrument 44-101 - Short Form Prospectus Distributions;

“NI 51-102” means National Instrument 51-102 - Continuous Disclosure Obligations;

“Offered Securities” has the meaning given to it in the fourth paragraph of this Agreement;

“Offered Units” has the meaning given to it in the first paragraph of this Agreement;

“Offering” has the meaning given to it in the fourth paragraph of this Agreement;

“Offering Documents” means each of the Final Base Shelf Prospectus, the Final Prospectus, any Prospectus Amendment, including the Documents Incorporated by Reference, any Marketing Documents and the U.S. Placement Memorandum;

“Offering Price” has the meaning given to it in the first paragraph of this Agreement;

“Ordinary Shares” means the ordinary shares in the capital of the Company;

“Over-Allotment Closing Date” has the meaning given to it in Section 17(1);

“Over-Allotment Closing Time” has the meaning given to it in Section 17(2);

“Over-Allotment Option” has the meaning given to it in the second paragraph of this Agreement;

“Over-Allotment Securities” has the meaning given to it in the second paragraph of this Agreement;

“Over-Allotment Shares” has the meaning given to it in the second paragraph of this Agreement;

“Over-Allotment Warrants” has the meaning given to it in the second paragraph of this Agreement;

“Pedra Branca Royalty” means the 1% net smelter return royalty interest on the Pedra Branca project, a development stage platinum group metals, copper, gold, cobalt, nickel, and chrome project amenable to open pit mining located in the north east part of Brazil in Ceará State operated by ValOre Metals Corp.;

“Preliminary Base Shelf Prospectus” has the meaning given to it in the sixth paragraph of this Agreement;

“President’s List” has the meaning given to it in Section 12;

“Prospectus Amendment” means any amendment to the Final Base Shelf Prospectus or the Prospectus Supplement;

“Prospectus Receipt” means the receipt issued by the Ontario Securities Commission and the Ontario Securities Commission, which is deemed to also be a receipt of the other Canadian Securities Commission pursuant to Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions, for the Preliminary Base Shelf Prospectus, the Final Base Shelf Prospectus and any Prospectus Amendment, as the case may be;

“Prospectus Supplement” has the meaning given to it in the sixth paragraph of this Agreement;

“Purchasers” means, collectively, each of the purchasers of the Offered Securities arranged by the Underwriters pursuant to the Offering;

“Qualified Institutional Buyer” means a qualified institutional buyer as defined in Rule 144A(a)(1) under the U.S. Securities Act;

“Qualifying Jurisdictions” has the meaning given to it in the sixth paragraph of this Agreement;

“Rule 144A” means Rule 144A adopted by the SEC under the U.S. Securities Act;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Segilola Royalty” means the royalty on Thor Explorations Limited’s construction stage Segilola Gold Project;

“Selling Firm” has the meaning given to it in Section 2(1);

“Shelf Information” has the meaning given to it in the seventh paragraph of this Agreement;

“Shelf Procedures” means NI 44-101 and NI 44-102;

“subsidiary” has the meaning given to it in the Business Corporations Act (Ontario);

“Supplementary Material” means, collectively, any amendment to the Offering Documents and any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Company under Canadian Securities Laws relating to the Offering and/ or the distribution of the Offered Securities;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, both as amended from time to time and any proposed amendments thereto announced publicly by or on behalf of the Minister of Finance (Canada) on or prior to the date of this Agreement;

“template version” has the meaning ascribed to such term in NI 41-101 and includes any revised template version of marketing materials as contemplated by NI 41-101;

“Technical Reports” means the NI 43-101 Technical Report Bowdens Silver Project NSW, Australia with an effective date of March 20, 2020 prepared for SilverStream SEZC by Kangari Consulting Limited;

“TSXV” means the TSX Venture Exchange;

“Underwriters” has the meaning given to it in the first paragraph of this Agreement;

“Underwriters’ Expenses” has the meaning given to it in Section 18;

“Underwriting Fee” has the meaning given to it in 0;

“Unit Share” has the meaning given to it in the first paragraph of this Agreement;

“Unit Warrant” has the meaning given to it in the first paragraph of this Agreement;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Affiliate” of any Underwriter means the U.S. registered broker-dealer affiliate of such Underwriter;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. Person” means a “U.S. person” as such term is defined in Rule 902(k) of Regulation S under the U.S. Securities Act;

“U.S. Placement Memorandum” means the final U.S. private placement memorandum (which shall include the Final Prospectus) and any amendment thereto used to make offers and sales of Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons, pursuant to Rule 144A in accordance with Schedule “A” hereto, and any exhibits, schedules or attachments thereto;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“Warrant Certificates” means the certificates representing the Unit Warrants and, as applicable, the Over-Allotment Warrants;

“Warrant Indenture” means the warrant indenture to be entered into between the Company and TSX Trust Company, as warrant agent, governing the terms of the Unit Warrants and, as applicable, the Over-Allotment Warrants; and

“Warrant Share” has the meaning given to it in the first paragraph of this Agreement.

(2)	Any reference in this Agreement to a Section or Subsection shall refer to a section or subsection of this Agreement.

(3)	All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case required and the verb shall be construed as agreeing with the required word and/or pronoun.

(4)	Any reference in this Agreement to “$” or to “dollars” shall refer to the lawful currency of Canada, unless otherwise specified.

(5)	The following are the schedules to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule “A” - United States Offers and Sales

Section 2	DISTRIBUTION OF THE OFFERED SECURITIES

(1)	Subject to prior approval by the Company, each Underwriter shall be permitted to (a) appoint additional investment dealers or brokers (each, a “Selling Firm”) as its agents in the Offering and (b) determine the remuneration payable to such Selling Firm. The Underwriters may offer the Offered Securities, directly and through Selling Firms or any duly registered affiliate of an Underwriter, in the Qualifying Jurisdictions, for sale to the public only in accordance with Canadian Securities Laws and in any jurisdiction outside of Canada (subject to Section 6 hereof) to purchasers permitted to purchase the Offered Securities only in accordance with Canadian Securities Laws and applicable securities laws in such jurisdiction, and upon the terms and conditions set forth in the Offering Documents and in this Agreement. Each Underwriter shall require any Selling Firm appointed by such Underwriter to agree to the foregoing and such Underwriter shall be severally responsible for the compliance by such Selling Firm with the provisions of this Agreement.

(2)	The Underwriters shall, and shall require any Selling Firm to agree to, distribute the Offered Securities in a manner that complies with all applicable laws and regulations (including Rule 144A) in each jurisdiction into and from which they may offer to sell the Offered Securities or distribute the Offering Documents, as applicable, in connection with the distribution of the Offered Securities and will not, directly or indirectly, offer, sell or deliver any Offered Securities or deliver the Offering Documents, as applicable, to any person in any jurisdiction other than in the Qualifying Jurisdictions and, in the case of the U.S. Placement Memorandum, the United States, or to or for the account or benefit of, U.S. Persons, in reliance on Rule 144A and exemptions under U.S. state securities laws, except in a manner which will not require the Company to comply with the registration, prospectus, continuous disclosure, filing or other similar requirements under the applicable securities laws of such other jurisdictions.

(3)	For purposes of this Section 2, the Underwriters shall be entitled to assume that the Offered Securities are qualified for distribution in any Qualifying Jurisdiction where a Prospectus Receipt shall have been obtained following the filing of the Prospectus Supplement, unless otherwise notified in writing by the Company.

(4)	The Co-Lead Underwriters shall promptly notify the Company when, in their opinion, the distribution of the Offered Securities has ceased and will provide to the Company, as soon as practicable thereafter, a breakdown of the number of Offered Securities distributed in each of the Qualifying Jurisdictions, where such breakdown is required for the purpose of calculating fees payable to the Canadian Securities Commissions.

(5)	The Company acknowledges that the Underwriters may offer the Offered Units for sale to the public at a price less than the Offering Price after the Underwriters have made reasonable efforts to sell the Offered Units at the Offering Price, but for greater certainty, any sales of Offered Units at a price less than the Offering Price by the Underwriters shall not decrease the net proceeds payable to the Company for the Offered Securities.

(6)	The Underwriters shall not, in connection with the services provided hereunder, make any representations or warranties with respect to the Company or its securities, other than as set forth in the Offering Documents.

(7)	Notwithstanding the foregoing provisions of this Section 2, no Underwriter will be liable to the Company under this Section 2 or Schedule “A” to this Agreement with respect to a default by another Underwriter or another Underwriter’s duly registered broker-dealer affiliate, as the case may be.

(8)	The Underwriters acknowledge that the Company is not taking any steps to qualify the Offered Securities for distribution or register the Offered Securities or the distribution thereof with any securities authority outside of the Qualifying Jurisdictions.

(9)	The Company and the Underwriters hereby acknowledge that the Offered Securities have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws and may not be offered or sold in the United States, or to or for the account or benefit of, U.S. Persons, except on a private placement basis to persons reasonably believed to be Qualified Institutional Buyers in accordance with Rule 144A and similar exemptions under U.S. state securities laws. Accordingly, the Company and each of the Underwriters hereby agree that offers and sales of the Offered Securities in the United States shall be conducted only in the manner specified in Schedule “A” hereto, which terms and conditions are hereby incorporated by reference in and form a part of this Agreement.

(10)	Any press release announcing or otherwise concerning the Offering shall comply with Rule 135e under the U.S. Securities Act and include an appropriate notation as follows: “NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES”. In addition, any such press release shall contain the following disclaimer: “The securities offered have not been and will not be registered under the U.S. Securities Act, as amended, or any state securities laws and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. Persons absent registration or an applicable exemption from the registration requirements of such laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.”

Section 3	FILING OF PROSPECTUS; MARKETING MATERIALS; DUE DILIGENCE

(1)	During the period of the distribution of the Offered Securities, the Company shall cooperate in all respects with the Underwriters to allow and assist the Underwriters to participate fully in the preparation of, and allow the Underwriters to approve (acting reasonably) the form and content of, the Offering Documents and shall allow the Underwriters to conduct all “due diligence” investigations which the Underwriters may reasonably require to fulfil the Underwriters’ obligations under Canadian Securities Laws as underwriters and, in the case of the Prospectus Supplement and any Prospectus Amendment, to enable the Underwriters responsibly to execute any certificate required to be executed by the Underwriters.

(2)	Without limiting the generality of clause (1) above, during the distribution of the Offered Securities:

(a)	the Company shall prepare, in consultation with the Co-Lead Underwriters, and shall approve in writing, prior to the time that any such marketing materials are provided to potential Purchasers, a template version of any marketing materials reasonably requested to be provided by the Underwriters to any such potential Purchasers, and such marketing materials shall comply with Canadian Securities Laws and shall be acceptable in form and substance to the Underwriters and their counsel, acting reasonably;

(b)	the Co-Lead Underwriters shall, on behalf of the Underwriters, approve a template version of any such marketing materials in writing prior to the time that such marketing materials are provided to potential Purchasers;

(c)	the Company shall file a template version of any such marketing materials on SEDAR as soon as reasonably practical after such marketing materials are so approved in writing by the Company and the Co-Lead Underwriters and in any event on or before the day the marketing materials are first provided to any potential Purchaser, and any comparables shall be removed from the template version in accordance with NI 44-101 prior to filing such on SEDAR (provided that if any such comparables are removed, the Company shall deliver a complete template version of any such marketing materials to the Canadian Securities Commissions), and the Company shall provide a copy of such filed template version to the Underwriters as soon as practicable following such filing; and

(d)	following the approvals and filings set forth in Section 3(2)(a) to (c) above, the Underwriters may provide a limited use version of such marketing materials to potential Purchasers in accordance with Canadian Securities Laws.

(3)	The Company and each Underwriter, on a several basis, covenants and agrees not to provide any potential Purchaser with any marketing materials except for marketing materials which have been approved as contemplated in Section 3(2).

Section 4	MATERIAL CHANGES

(1)	During the period from the date of this Agreement to the completion of the distribution of the Offered Securities, the Company covenants and agrees with the Underwriters that it shall promptly notify the Underwriters in writing of:

(a)	any material change (actual, anticipated, contemplated or threatened) in or relating to the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Company;

(b)	any material fact which has arisen or been discovered and would have been required to have been stated in any of the Offering Documents had the fact arisen or been discovered on or prior to the date of such document; or

(c)	any change in any material fact (which for purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Offering Documents, as they exist immediately prior to such change, which fact or change is, or may reasonably be expected to be, of such a nature as to render any statement in such Offering Documents, as they exist taken together in their entirety immediately prior to such change, misleading or untrue in any material respect or which would result in the Offering Documents, as they exist immediately prior to such change, containing a misrepresentation or which would result in the Offering Documents, as they exist immediately prior to such change, not complying with the laws of any Qualifying Jurisdiction in which the Offered Securities are to be offered for sale or which change would reasonably be expected to have a significant effect on the market price or value of any securities of the Company.

(2)	The Underwriters agree, and will require each Selling Firm to agree, to cease the distribution of the Offered Securities upon the Underwriter receiving written notification of any change or material fact with respect to any Offering Document contemplated by this Section 4 and to not recommence the distribution of the Offered Securities until Supplementary Materials disclosing such change are filed in the Filing Jurisdictions.

(3)	The Company shall promptly comply with all applicable filing and other requirements under Canadian Securities Laws whether as a result of such change, material fact or otherwise; provided that the Company shall not file any Supplementary Material or other document without first providing the Underwriters with a copy of such Supplementary Material or other document and consulting with the Underwriters with respect to the form and content thereof.

(4)	If during the distribution of the Offered Securities there is any change in any Canadian Securities Laws, which results in a requirement to file a Prospectus Amendment, the Company shall, subject to the proviso in subsection (2) above, make any such filing under Canadian Securities Laws as soon as possible.

(5)	The Company shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this Section 4.

Section 5	DELIVERIES TO THE UNDERWRITERS

(1)	The Company shall deliver or cause to be delivered to the Underwriters, forthwith:

(a)	copies of the Prospectus Supplement duly signed by the Company as required by the laws of all of the Qualifying Jurisdictions and any Marketing Documents;

(b)	copies of any Prospectus Amendment required to be filed under Section 4 hereof duly signed as required by the laws of all of the Qualifying Jurisdictions;

(c)	copies of the U.S. Placement Memorandum;

(d)	copies of any amended U.S. Placement Memorandum; and

(e)	provided, that with respect to clauses (a) and (b) of this Section 5(1) if the documents are available on SEDAR, they shall be deemed to have been delivered to the Underwriters as required by this Section 5(1).

(2)	The Company shall as soon as practicable cause to be delivered to the Underwriters in such cities in the Qualifying Jurisdictions and in the United States as they may reasonably request, without charge, such numbers of commercial copies of the Prospectus Supplement and any Marketing Documents and the U.S. Placement Memorandum, excluding in each case the Documents Incorporated by Reference, as the Underwriters shall reasonably require. The Company shall similarly cause to be delivered to the Underwriters commercial copies of any Prospectus Amendment or amendment to the U.S. Placement Memorandum, excluding in each case the Documents Incorporated by Reference. The Company agrees that such deliveries shall be effected as soon as possible and, in any event, in all cities with respect to the Final Prospectus, the U.S. Placement Memorandum, any Marketing Documents, any Prospectus Amendment and any amendment to the U.S. Placement Memorandum by 9:00 a.m. (Toronto time) on the second Business Day following filing of the Prospectus Supplement or Prospectus Amendment, as the case may be, provided that the Underwriters have given the Company written instructions as to the number of copies required and the places to which such copies are to be delivered not less than 24 hours prior to the time requested for delivery. Such delivery shall also confirm that the Company consents to the use by the Underwriters and Selling Firms of the Offering Documents in connection with the distribution of the Offered Securities in compliance with the provisions of this Agreement.

(3)	By the act of having delivered the Offering Documents to the Underwriters, the Company shall have represented and warranted to the Underwriters that all information and statements (except information and statements relating solely to the Underwriters and provided by them in writing solely for inclusion therein) contained in such documents, at the respective dates of initial delivery thereof, comply with the Canadian Securities Laws and are true and correct in all material respects, and that such documents, at such dates, contain no misrepresentation or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and constitute full, true and plain disclosure of all material facts relating to the Company and the Offering as required by the Canadian Securities Laws.

(4)	The Company shall also deliver or cause to be delivered to the Underwriters, concurrently with the filing of the Prospectus Supplement with the Canadian Securities Commissions, a “long form” comfort letter of McGovern Hurley LLP, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Company, with respect to certain financial and accounting information relating to the Company and affiliates contained in the Offering Documents, which letter shall be in addition to the auditors’ report incorporated by reference in the Prospectus Supplement and the U.S. Placement Memorandum.

(5)	On or prior to the Closing Date, the Company shall deliver or cause to be delivered to each of the Underwriters a copy of the letter from the TSXV advising the Company of the conditional approval of the listing of the Shares, subject to the satisfaction by the Company of the conditions set out therein.

Section 6	REGULATORY APPROVALS

The Company will make all necessary filings, use its commercially reasonable efforts to obtain all necessary consents and approvals (if any) and pay all filing fees required to be paid in connection with the transactions contemplated by this Agreement. The Company will use its commercially reasonable efforts to qualify the Offered Securities for offering and sale under the Canadian Securities Laws of the Qualifying Jurisdictions and maintain such qualifications in effect for so long as required for the distribution of the Offered Securities; provided, however, that (i) the Company shall not be obligated to make any material filing, file any prospectus, registration statement or similar document, consent to service of process, or qualify as a foreign corporation or as a dealer in securities in any of such other jurisdictions, or subject itself to taxation in respect of doing business in any of such other jurisdictions in which it is not otherwise so subject, or become subject to any additional periodic reporting or continuous disclosure obligations in such other jurisdictions, and (ii) the Underwriters and the Selling Firms shall comply with the applicable laws in any such designated jurisdiction in making offers and sales of Offered Securities therein.

Section 7	REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to each of the Underwriters and acknowledges that the Underwriters are relying on such representations and warranties in entering into this Agreement. The representations and warranties of the Company contained in this Agreement shall be true as of the date hereof, the Closing Time and Over-Allotment Closing Time, if applicable.

(1)	Compliance with Canadian Laws and Regulations. No cease trade order preventing or suspending the use of the Final Base Shelf Prospectus or the Prospectus Supplement, as applicable, or preventing the distribution of the Offered Securities has been issued and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened, by any of the Canadian Securities Commissions; as of their respective dates and upon filing with the Canadian Securities Commissions, the Final Base Shelf and the Prospectus Supplement complied in all material respects with all applicable Canadian Securities Laws; each of the Canadian Securities Commissions in the Filing Jurisdictions has issued or is deemed to have issued receipts for the Preliminary Base Shelf Prospectus and the Final Base Shelf Prospectus. On the Closing Date and each Over-Allotment Closing Date (i) the Final Prospectus will comply in all material respects with the Canadian Securities Laws, and (ii) the Final Prospectus or any amendment or supplement thereto constituted at the respective dates thereof, will constitute at the Closing Date and each Over-Allotment Closing Date full, true and plain disclosure of all material facts relating to the Offered Securities, that is required to be in the Prospectus Supplement, and did not at the respective dates thereof, and will not at the Closing Date and each Over-Allotment Closing Date contain a misrepresentation or an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. To its knowledge, the Company is not a “related issuer” or “connected issuer” (as those terms are defined in National Instrument 33-105 - Underwriting Conflicts of the Canadian Securities Administrators) of any of the Underwriters, except as disclosed in the Offering Documents.

(2)	Reporting Issuer and TSXV Status. The Company is a “reporting issuer” in the Filing Jurisdictions. Other than as disclosed in writing to the Underwriters, the Company is in compliance in all material respects with the by-laws, rules and regulations of the TSXV.

(3)	Eligible Issuer. The Company is an Eligible Issuer.

(4)	Incorporated Documents. The Documents Incorporated by Reference in the Offering Documents, when they were filed with the Canadian Securities Commissions, conformed in all material respects to the requirements of the Canadian Securities Laws; and any further Documents Incorporated by Reference in the Offering Documents prior to the completion of the distribution of the Offered Securities, when such documents are so filed, will conform in all material respects to the applicable requirements of Canadian Securities Laws and will not contain a misrepresentation or an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(5)	No Marketing Materials. Other than the term sheet in respect of the offering and sale of Offered Securities dated March 18, 2021, the presentation dated March 18, 2021 and the term sheet dated March 22, 2021 and any amendments thereto (together, the “Marketing Documents”), the Company has not provided any marketing materials to any potential Purchasers.

(6)	No Conflicts. Neither the execution of this Agreement, nor the issuance, offering or sale of the Offered Securities, nor the consummation of any of the transactions contemplated herein, nor the compliance by the Company or any subsidiary with the terms and provisions hereof will conflict with, or will result in a breach of, any of the terms and provisions of, or has constituted or will constitute a default under, or has resulted in or will result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any subsidiary pursuant to the terms of any agreements, contracts, arrangements or understandings (written or oral) to which the Company or any subsidiary may be bound or to which any of the property or assets of the Company or any subsidiary is subject, except (i) such conflicts, breaches or defaults as may have been waived and (ii) such conflicts, breaches and defaults that would not reasonably be expected to have a Material Adverse Effect; nor will such action result (x) in any violation of the provisions of the organizational or governing documents of the Company or any subsidiary, or (y) in any violation of the provisions of any statute or any order, rule or regulation applicable to the Company or any subsidiary or of any Governmental Authority having jurisdiction over the Company or any subsidiary, except such violations that would not reasonably be expected to have a Material Adverse Effect, either individually or in the aggregate.

(7)	No Misstatement or Omission in marketing materials. The Marketing Documents did not include any information that materially conflicted with the information contained in any Offering Document or any Document Incorporated by Reference that has not been superseded or modified. The foregoing sentence does not apply to statements in or omissions from any Marketing Documents made in reliance upon, and in conformity with, written information furnished to the Company by or on behalf of the Underwriters specifically for inclusion therein as contemplated by Section 9(1).

(8)	Offered Securities. At the Closing Time or Over-Allotment Closing Time, as applicable, all of the Unit Shares, Over-Allotment Shares will be duly and validly authorized and issued as fully paid and non-assessable Ordinary Shares, and none of such Offered Securities will have been issued in violation of the pre-emptive or similar rights of any securityholder of the Company or of any other person

(9)	Warrants. At the Closing Time or Over-Allotment Closing Time, as applicable, all of the Unit Warrants and Over-Allotment Warrants will be duly and validly authorized and issued and upon the due exercise of the Unit Warrants and, as applicable, the Over-Allotment Warrants by the holders thereof in accordance with the terms of the Warrant Indenture, the Warrant Shares will be duly and validly authorized and issued as fully paid and non-assessable Ordinary Shares.

(10)	Organization. The Company is duly organized, validly existing as a corporation and in good standing under the laws of its jurisdiction of incorporation. The Company is duly licensed or qualified as a foreign corporation for transaction of business and in good standing under the laws of each other jurisdiction in which its ownership or lease of property or the conduct of its businesses requires or permits such license or qualification, and has all corporate power and authority necessary to own or hold its properties and to conduct its businesses as described in the Offering Documents. Each of the Material Subsidiaries (A) has been duly organized and is validly existing under the laws of the jurisdiction of its organization and is up-to-date in respect of all material corporate filings; and (B) has all requisite corporate power and capacity to carry on its business as now conducted and to own or lease and operate its properties and assets. The Material Subsidiaries are the only subsidiaries of the Company which are material to the Company and the Company is the direct or indirect legal, registered and beneficial owner of the issued and outstanding shares of each of the Material Subsidiaries as set out in the Offering Documents, free and clear of all material Encumbrances, except as disclosed in the Offering Documents.

(11)	Minute Books. All existing minute book records from of the Company and the Material Subsidiaries including all existing records of all meetings and actions of the board of directors (collectively, the “Corporate Records”) have been made available to the Underwriters and their counsel, and all such Corporate Records are complete in all material respects. There are no material transactions, agreements or other actions of the Company that are required to be recorded in the Corporate Records that are not properly approved and/or recorded in the Corporate Records. All required filings have been made with the appropriate Governmental Authorities in Grand Cayman.

(12)	No Violation or Default. The Company and each Material Subsidiary are not (i) in violation of its articles or similar organizational documents in any material respect; (ii) in violation or default in any material respect, and no event has occurred that, with notice or lapse of time or both, would constitute such a violation or default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or each Material Subsidiary is a party or by which the Company or each Material Subsidiary is bound or to which any of the property or assets of the Company or each Material Subsidiary is subject; or (iii) in violation in any material respect of any Applicable Law. To the Company’s knowledge, no other party under any material agreements, contracts, arrangements or understandings (written or oral) to which it is a party is in violation or default in any respect thereunder.

(13)	Enforceability of Agreements. All Material Agreements are legal, valid and binding obligations of the Company or its subsidiaries enforceable in accordance with their respective terms, except to the extent that (i) enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors rights generally and by general equitable principles, and (ii) the indemnification provisions of certain agreements may be limited by Applicable Law or public policy considerations in respect thereof.

(14)	Authorization; Enforceability. The Company has full corporate power and authority to enter into this Agreement, the Warrant Indenture and the Warrant Certificates and perform the transactions contemplated hereby/thereby. This Agreement, the Warrant Indenture and the Warrant Certificates have been duly authorized, executed and delivered by the Company and constitute a legal, valid and binding agreement of the Company enforceable in accordance with their terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles.

(15)	No Material Adverse Effect. There has not been any Material Adverse Effect and there has been no event or occurrence that would reasonably be expected to result in a Material Adverse Effect except as disclosed in the Offering Documents.

(16)	Filings. The Company has filed all documents or information required to be filed by it under Canadian Securities Laws and the rules, regulations and policies of the TSXV; and the Company has not filed any confidential material change report that at the date hereof remains confidential.

(17)	Financial Information. The audited financial statements of the Company as at December 31, 2019 and December 31, 2018 and interim unaudited financial statements of the Company as at September 30, 2020, together with the related notes and schedules (the “Financial Statements”), present fairly, in all material respects, the consolidated financial position of the Company as of the dates indicated and the consolidated statements of operations and comprehensive income and statements of changes in shareholders’ equity of the Company for the periods specified. Such Financial Statements conform in all material respects with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), applied on a consistent basis during the periods involved. The Company does not have any liabilities or material obligations, whether contingent or otherwise, of the type required to be reflected on a balance sheet prepared in accordance with IFRS, except for liabilities or obligations: (i) that occurred in the ordinary course of business, (ii) reflected in or reserved against in the Financial Statements, or (iii) reflected in the Offering Documents.

(18)	Independent Accountants. McGovern Hurley LLP, who has delivered their report with respect to the audited Financial Statements (as defined above and which term as used in this Agreement includes the related notes thereto) for 2019, are independent public, certified public or chartered public accountants as required by applicable Canadian Securities Laws. There has not been any “reportable event” (as that term is defined in NI 51-102) with McGovern Hurley LLP or any other prior auditor of the Company.

(19)	Disclosure Controls. The Company maintains systems of internal accounting controls applicable under IFRS in applicable periods, or sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company’s internal control over financial reporting is effective and the Company is not aware of any material weaknesses in its internal control over financial reporting.

(20)	Capitalization. The issued and outstanding Ordinary Shares have been validly issued, are fully paid and non-assessable and are not subject to any pre-emptive rights, rights of first refusal or similar rights. The Company has an authorized, issued and outstanding capitalization as set forth in or included or incorporated by reference in the Offering Documents as of the dates referred to therein (other than the grant of additional options under the Company’s equity compensation plans, or changes in the number of outstanding Ordinary Shares due to the issuance of shares upon the exercise or conversion of securities exercisable for, or convertible into, Ordinary Shares outstanding on the date hereof) and such authorized capital conforms in all material respects to the description thereof set forth in, or included or incorporated by reference in the Offering Documents. The description of the securities of the Company in the Offering Documents is complete and accurate in all material respects. Except as disclosed in or contemplated by or included or incorporated by reference in the Offering Documents, the Company has not issued any options to purchase, or any rights or warrants to subscribe for, or any securities or obligations convertible into, or exchangeable for, or any contracts or commitments to issue or sell, any Ordinary Shares or other securities. Except as disclosed in or contemplated by or included or incorporated by reference in the Offering Documents, no person has any agreement or option or right or privilege (whether by law, preemptive or contractual) issued or capable of becoming an agreement for: (i) the purchase, subscription or issuance of any unissued shares, securities or warrants of the Company; or (ii) the repurchase by or on behalf of the Company of any issued and outstanding securities of the Company.

(21)	Share Capital of the Company. The authorized share capital of the Company is $50,000 divided into 500,000,000 shares of a par value of $0.0001 each. As at the date hereof, there are 32, 626,196 Ordinary Shares outstanding.

(22)	Voting or Control Agreements. No agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Company.

(23)	Restrictions on Business. Neither the Company nor any Material Subsidiary are a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the Company or any Material Subsidiary to compete in any line of business, transfer or move any of its assets or operations which materially and adversely affects, or could reasonably be expected to materially and adversely affect, the business practices, operations or condition of the Company and any Material Subsidiary.

(24)	No Applicable Registration or Other Similar Rights. There are no persons with registration or other similar rights to have any equity or debt securities registered or qualified for sale under the Offering Documents or included in the Offering contemplated by this Agreement who have not waived such rights in writing (including electronically) prior to the execution of this Agreement.

(25)	No Consents Required. No consent, approval, authorization, order, registration or qualification of or with Governmental Authority or stock exchange is required for the execution, delivery and performance by the Company of this Agreement, the issuance and sale by the Company of the Offered Securities, except for (i) the qualification of the Offered Securities for distribution in the Qualifying Jurisdictions by the filing of the Offering Documents and receipt of the relevant Prospectus Receipt therefore; and (ii) the approval of the TSXV.

(26)	Forward-Looking Information. No forward-looking information within the meaning of Section 1(1) of the Securities Act (Ontario) contained or incorporated by reference in the Offering Documents has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(27)	Certificates. The form of certificates representing the Ordinary Shares and the Warrant Shares, to the extent that physical certificates are issued for such securities, will be in due and proper form and conform to the requirements of the articles of incorporation of the Company and applicable requirements of the TSXV and CDS or will have been otherwise approved by the TSXV, if required, and will have been made eligible by CDS.

(28)	Transfer Agent. TSX Trust Company has been duly appointed as registrar and transfer agent for the Ordinary Shares and the warrant agent for the Unit Warrants and Over-Allotment Warrants.

(29)	No Litigation. Except as disclosed in or incorporated by reference in the Offering Documents there are no legal, governmental or regulatory actions, suits or proceedings pending, nor, to the Company’s knowledge, any legal, governmental or regulatory audits or investigations, to which the Company or any Material Subsidiary is a party or to which any property of the Company or any Material Subsidiary is subject that, individually or in the aggregate, if determined adversely to the Company or any Material Subsidiary, could reasonably be expected to have a Material Adverse Effect or materially and adversely affect the ability of the Company to perform its obligations under this Agreement; except as disclosed in or incorporated by reference in the Offering Documents, to the Company’s knowledge, no such actions, suits or proceedings are threatened or contemplated by any Governmental Authority or threatened by others.

(30)	Material Agreements. None of the Company, any Material Subsidiary or, to the Company’s knowledge, any other party is in material default in the observance or performance of any material term or material obligation to be performed by any of them under any Material Agreement and no event has occurred which with notice or lapse of time or both would constitute such a default.

(31)	Proposed Acquisition. Other than as disclosed to the Underwriters, there are no material agreements, contracts, arrangements or understandings (written or oral) with any persons relating to the acquisition or proposed acquisition by the Company of any material interest in any business (or part of a business) or corporation, nor are there any other specific contracts or agreements (written or oral) in respect of any such matters in contemplation.

(32)	Intellectual Property Rights. Except as disclosed in or incorporated by reference in the Offering Documents, to the knowledge of the Company, the Company owns, possesses, licenses or has other rights to use all foreign and domestic patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, Internet domain names, know-how and other intellectual property (collectively, the “Intellectual Property”), necessary for the conduct of their respective businesses as now conducted.

(33)	No Material Defaults. The Company has not defaulted on any installment on indebtedness for borrowed money.

(34)	Title to Real and Personal Property. Except as disclosed in documents filed by or on behalf of the Company with the Canadian Securities Commissions in compliance, or intended compliance, with Canadian Securities Laws, the Company is the beneficial owner (or co-owner where so described in the Offering Documents) of, or has the right to acquire the royalty or streaming interests in, the material properties, business and assets referred to in the Offering Documents, free of all Encumbrances whatsoever.

(35)	Material Royalties and Mining Portfolio.

(a)	Any and all agreements pursuant to which the Company holds any such interest in its Material Royalties are in good standing in all material respects according to their terms.

(b)	Schedule “B” sets out the details of the royalty and stream portfolio held by the Company excluding the royalties underlying the letters of intent that form part of the deal pipeline (the “Mining Portfolio”) as of the date hereof.

(c)	The Company and the Material Subsidiaries hold all requisite licenses, registrations, qualifications, permits and consents necessary or appropriate for carrying on business as currently carried on and all such licenses, registrations, qualifications, permits and consents are valid and subsisting and in good standing in all material respects except where the failure to hold or the lack of good standing in respect of such licenses, registrations, qualifications, permits and consents would not have a Material Adverse Effect.

(d)	The description of the Mining Portfolio set out in the Offering Documents constitutes, in all material respects, an accurate description of the Mining Portfolio and all material interests held or to be held by the Company and the Material Subsidiaries therein and, except as otherwise disclosed in the Offering Documents: (i) to the best of the knowledge of the Company, there is no claim that would materially and adversely affect the rights of the Company or the Material Subsidiaries, as applicable, to use or otherwise exploit their respective rights relating to the Mining Portfolio.

(e)	The Company does not have any responsibility or obligation to pay any commission, royalty, license, fee or similar payment to any person with respect to the property rights thereof.

(36)	Aboriginal Claims. To the best of the knowledge of the Company and other than as publicly disclosed by the relevant owners or operators of the projects underlying the Material Properties, there are no material claims or actions with respect to aboriginal or native rights against or affecting the Company or pending or threatened with respect to the Material Royalties.

(37)	Environmental Laws. To the best of the knowledge of the Company and except as set forth in the Offering Documents, the Company and the Material Subsidiaries are in compliance in all material respects with all applicable federal, provincial, municipal and local laws, statutes, ordinances, bylaws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency (the “Environmental Laws”) applicable to the Company or any Material Subsidiary and relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance (the “Hazardous Substances”).

(38)	NI 43-101 Technical Reports.

(a)	The Technical Report filed by the Company on SEDAR relating to the Bowden Silver Project, was prepared in reliance on the exemption in section 9.2 of NI 43-101 and was solely based on publicly available information;

(b)	The Technical Report complies in all material respects with the requirements of NI 43- 101 as at the date of such Technical Report;

(c)	The Company is in compliance, in all material respects, with the provisions of NI 43-101; and

(d)	Except as noted in the Offering Documents, all scientific and technical information disclosed in the Offering Documents: (i) is based upon information prepared, reviewed and/ or verified by or under the supervision of a “qualified person” (as such term is defined in NI 43-101), (ii) has been prepared and disclosed in accordance with Canadian industry standards set forth in NI 43-101, and (iii) to the Company’s knowledge, was true, complete and accurate in all material respects at the time of filing.

(39)	Insurance. The Company maintains insurance or is in the process of obtaining insurance covering its properties, operations, personnel and businesses that the Company reasonably deems adequate; such insurance insures against such losses and risks to an extent which is adequate in accordance with customary industry practice to protect such persons and the business of the Company; all such insurance is in force on the date hereof and will be in force on the Closing Date. The Company has no reason to believe that such persons will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue their businesses at a cost that would not be reasonably expected to have a Material Adverse Effect on the Company.

(40)	Employment Matters.

(a)	To the knowledge of the Company, the Company is in compliance in all material respects with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages.

(b)	Each material plan for retirement, bonus, stock purchase, profit sharing, stock options, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Company for the benefit of any current or former director, officer, employee or consultant of the Company (the “Employee Plans”) has been maintained in material compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plan.

(c)	All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial pension plan premiums, accrued wages, salaries and commissions and Employee Plan payments have been reflected in the books and records of the Company.

(d)	To the knowledge of the Company, no officer, director, employee or security holder of the Company has any cause of action or other claim whatsoever against, or owes any amount to, the Company in connection with its business except for claims in the ordinary and normal course of the business such as for accrued vacation pay or other amounts or matters which would not be material to the Company.

(41)	Related Party Transactions. Except as disclosed in the Offering Documents:

(a)	the Company does not owe any monies to or has any present loans to, or borrowed any monies from or is otherwise indebted to, any officer, director, employee, shareholder or any person not dealing at “arm’s length” (as such term is defined in the Tax Act) with any of them except for usual employee reimbursements and compensation paid in the ordinary and normal course of its business;

(b)	except for usual employee or consulting arrangements made in the ordinary and normal course of business, the Company is not a party to any contract, agreement or understanding with any officer, director, employee, shareholder or any other person not dealing at arm’s length with it; and

(c)	none of the directors, officers or employees of the Company, any known holder of more than ten percent (10%) of any class of shares of the Company, or any known associate or affiliate of any of the foregoing persons has had any material interest, direct or indirect, in any material transaction with the Company, or any proposed material transaction which, as the case may be, materially affected, is material to or will materially affect the Company or its business.

(42)	Taxes. Except as disclosed to the Underwriters, the Company and the Material Subsidiaries have filed all material federal, state, provincial, local and foreign tax returns which have been required to be filed, which such tax returns are correct and complete in all material respects, and paid all material taxes shown thereon through the date hereof, to the extent that such taxes have become due and are not being contested in good faith. Except as otherwise disclosed in the Offering Documents, no tax deficiency has been determined adversely to the Company. The Company has no knowledge of any federal, state, provincial or other governmental tax deficiency, penalty or assessment which has been asserted or threatened in writing against it.

(43)	Investment Company Act. The Company is not nor, after giving effect to the offering and sale of the Offered Securities and the application of the proceeds thereof as described in the Offering Documents, as applicable, will be required to register as an “investment company” or an entity “controlled” by an “investment company”, as such terms are defined in the United States Investment Company Act of 1940, as amended.

(44)	Finder’s Fees. The Company has not incurred any liability for any finder’s fees, brokerage commissions or similar payments in connection with the transactions herein contemplated, except as may otherwise exist with respect to the Underwriters pursuant to this Agreement.

(45)	No Improper Practices. (i) Neither the Company, any of its subsidiaries nor, to the Company’s knowledge, any of the directors or officers of the Company or any of its subsidiaries has, in the past five years, made any unlawful contributions to any candidate for any political office (or failed fully to disclose any contribution in violation of Applicable Law) or made any contribution or other payment to any official of, or candidate for, any federal, state, provincial, municipal, or foreign office or other person charged with similar public or quasi- public duty in violation of any Applicable Law; (ii) no material relationship, direct or indirect, exists between or among the Company or any affiliate, on the one hand, and the directors, officers or shareholders of the Company, on the other hand, that is required by Canadian Securities Laws to be described in the Offering Documents that is not so described; and (iii) the Company has not offered, or caused any placement agent to offer, Ordinary Shares or to make any payment of funds to any person with the intent to influence unlawfully to a trade journalist or publication to write or publish favorable information about the Company or any of their respective products or services.

(46)	Operations. The operations of the Company are and have been conducted at all times in compliance with applicable financial record keeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Corruption of Foreign Public Officials Act (Canada) and applicable rules and regulations thereunder, and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”); and no action, suit or proceeding by or before any court or Governmental Authority involving the Company with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(47)	Due Diligence Matters. All documents and information delivered and provided by or on behalf of the Company to the Underwriters as a part of their due diligence in connection with the Offering were complete and accurate in all material respects.

(48)	TSXV Listing. The Ordinary Shares and the underlying Warrant Shares are accepted for trading on the TSXV under the symbol “VOX” and the Company has taken no action designed to delist the Ordinary Shares from the TSXV, nor has the Company received any notification that the Canadian Securities Commissions or the TSXV is contemplating terminating such registration or listing. Except as disclosed in the Offering Documents, the Company has complied in all material respects with the applicable requirements of the TSXV for maintenance of inclusion of the Ordinary Shares thereon. As at the Closing Date, the Company will have obtained all necessary consents, approvals, authorizations or orders of, or filing, notification or registration with, the TSXV and the Canadian Securities Commissions, where applicable, required for the listing and trading of the Shares, subject only to satisfying their standard listing and maintenance requirements.

Section 8	REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE UNDERWRITERS

(1)	Each Underwriter hereby severally, and not jointly, nor jointly and severally, represents and warrants to the Company that:

(a)	it is, and will remain so, until the completion of the Offering, appropriately registered under Canadian Securities Laws so as to permit it to lawfully fulfill its obligations hereunder; and

(b)	it has good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein.

(2)	The Underwriters hereby covenant and agree with the Company to the following:

(a)	Compliance with Securities Laws. The Underwriters will comply with applicable securities laws (including Canadian Securities Laws) in connection with the distribution of the Offered Securities.

(b)	Completion of Distribution. The Underwriters will use their commercially reasonable efforts to complete the distribution of the Offered Securities as promptly as possible after the Closing Time.

(3)	The Company agrees that the Underwriters are acting severally and not jointly (or jointly and severally) in performing their respective obligations under this Agreement and that no Underwriter shall be liable for any act, omission or conduct by any other Underwriter or another Underwriter’s duly registered broker-dealer affiliate in the United States or any Selling Firm.

Section 9	INDEMNIFICATION

(1)	The Company (referred to in this Section 9 as the “Indemnifying Party”) agrees to indemnify and hold harmless the Underwriters and their respective affiliates, and each of their respective current or former directors, officers, employees and agents (collectively, the “Indemnified Parties” and each an “Indemnified Party”), to the full extent lawful, from and against all expenses, losses, damages and liabilities of any nature (including the reasonable fees and expenses of their respective counsel and other expenses, but not including any amount for lost profits) (collectively, “Losses”) incurred in investigating, defending, settling and/or satisfying a judgment in any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party or to which an Indemnified Party may become subject or otherwise involved in any capacity (collectively, the “Claims”) insofar as the Claims arise out of or are based upon, directly or indirectly from, or in consequence of:

(a)	any information or statement (except for statements relating solely to the Underwriters and furnished by them specifically for use in the Offering Documents) in the Offering Documents, Marketing Documents or Supplementary Material being or being alleged to be a misrepresentation or untrue, or any omission or alleged omission to state therein any fact or information (except for statements relating solely to the Underwriters and furnished by them specifically for use in the Offering Documents) required to be stated therein or necessary to make any of the statements therein not misleading in the light of the circumstances in which they were made;

(b)	the non-compliance or alleged non-compliance by the Company with any requirements of Canadian Securities Laws or stock exchange requirements in connection with the transactions contemplated herein;

(c)	any material breach of a representation or warranty of the Company contained in this Agreement;

(d)	the omission or alleged omission to state in any certificate of the Company or of any officers of the Company delivered in connection with the Offering any material fact (except facts or information relating solely to the Underwriters) required to be stated therein where such omission or alleged omission constitutes or is alleged to constitute a misrepresentation; or

(e)	the failure of the Company to comply with any of its obligations hereunder other than any such breaches or failures which would not be reasonably expected to have a Material Adverse Effect on the Company or which have been waived by the Underwriters under this Agreement, together with any Losses incurred in enforcing this indemnity. This indemnity will not be available to an Indemnified Party in respect of Losses incurred to the extent a court of competent jurisdiction in a final judgment that has become non-appealable determines that such Losses resulted primarily from the fraud, gross negligence or willful misconduct of the Indemnified Party.

(2)	If for any reason (other than, a judicial determination that the loss resulted primarily from the fraud, gross negligence or willful misconduct of the Indemnified Party as described above) this indemnity is unavailable to an Indemnified Party or is insufficient to hold an Indemnified Party harmless in respect of any Claim, the Indemnifying Party will contribute to the Losses paid or payable by such Indemnified Party as a result of such Claim in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnifying Party on the one hand and the Indemnified Party on the other hand but also the relative fault of the Indemnifying Party and the Indemnified Party as well as any relevant equitable considerations; provided that an Indemnified Party will never be responsible for more than the amount of the fees received by the Indemnified Party, if any, under the Offering.

(3)	The Indemnifying Party agrees that in case any legal proceeding is brought against, or an investigation is commenced in respect of, the Indemnifying Party and/or an Indemnified Party and an Indemnified Party or its personnel are required to testify in connection therewith or required to respond to procedures designed to discover information regarding, in connection with or by reason of the Offering, the Indemnified Party shall have the right to employ its own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Indemnified Party for time spent by its personnel in connection therewith at their normal per diem rates together with reasonable disbursements and out-of-pocket expenses incurred by the personnel in connection therewith) shall be paid by the Indemnifying Party as they occur.

(4)	After receiving notice of a Claim against any Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnifying Party, the Indemnified Party: (a) will promptly notify the Indemnifying Party, in writing, of such Claim or investigation stating the particulars thereof, (b) will provide copies of all relevant documentation to the Indemnifying Party and (c) unless the Indemnifying Party assumes the defence thereof, will keep the Indemnifying Party advised of the progress and will discuss all significant proposed actions. Failure to notify the Indemnifying Party will not relieve the Indemnifying Party of any liability that the Indemnifying Party may have to an Indemnified Party except, and only to the extent, that any such delay in giving or failure to give such notice results in the loss of substantive rights or defences in connection with such Claim or results in any material increase in the liability under this indemnity which the Indemnifying Party would not otherwise have incurred had we given the required notice.

(5)	The Indemnifying Party will be entitled, at its own expense, to participate in and, to the extent it may wish to do so, assume the defence of any Claim, provided such defence is conducted by experienced and competent counsel. Upon the Indemnifying Party notifying the Indemnified Party in writing of its election to assume the defence and retain counsel, the Indemnifying Party will not be liable to an Indemnified Party for any legal expenses subsequently incurred by it in connection with such defence. If such defence is assumed by the Indemnifying Party, the Indemnifying Party throughout the course thereof will provide copies of all relevant documentation to the Indemnified Party, will keep the Indemnified Party advised of the progress thereof and will discuss with the Indemnified Party all significant actions proposed.

(6)	Notwithstanding the foregoing paragraph, any Indemnified Party shall have the right, at the Indemnifying Party’s expense, to separately retain counsel of such Indemnified Party’s choice, in respect of the defence of any Claim if:

(a)	the employment of such counsel has been authorized by the Indemnifying Party;

(b)	the Indemnifying Party has not assumed the defence and employed counsel therefor promptly after receiving notice of such Claim; or

(c)	counsel retained by the Indemnifying Party or the Indemnified Party has advised the Indemnified Party that representation of both parties by the same counsel would be inappropriate for the reason that:

(i)	there may be legal defences available to the Indemnified Party that are different from or in addition to those available to the Indemnifying Party (in which event and to that extent, the Indemnifying Party shall not have the right to assume or direct the defence on such Indemnified Party’s behalf),

(ii)	there is a conflict of interest between the Indemnifying Party and the Indemnified Party or

(iii)	the subject matter of the Claim may not fall within the indemnity set forth herein in each case the Indemnifying Party shall not have the right to assume or direct the defence on such Indemnified Party’s behalf, provided that the Indemnifying Party shall not be responsible for the fees or expenses of more than one legal firm in any single jurisdiction for all of the Indemnified Parties.

(7)	No admission of liability and no settlement of any Claim shall be made by the Indemnifying Party or an Indemnified Party without the prior written consent of the Indemnified Parties affected or the Indemnifying Party (as applicable) (which consent may not be unreasonably withheld or delayed) unless such settlement includes an unconditional release of each Indemnified Party or the Indemnifying Party (as applicable) from any liabilities arising out of such Claim without any admission of negligence, misconduct, liability or responsibility by any Indemnified Party or Indemnifying Party (as applicable).

(8)	The Indemnifying Party hereby acknowledges that the Co-Lead Underwriters act as trustee for the other Indemnified Parties of the Indemnifying Party’s covenants under this indemnity and the Co-Lead Underwriters agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

(9)	The indemnity and contribution obligations of the Indemnifying Party hereunder shall be in addition to any liability the Indemnifying Party may otherwise have (including under the Offering), shall extend upon the same terms and conditions herein to the Indemnified Parties and shall be binding upon and continue in effect in accordance with the terms and conditions herein for the benefit of any successors, permitted assigns, heirs and personal representatives of the Indemnifying Party and any Indemnified Party.

Section 10	CONTRIBUTION

(1)	In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in Section 9(1) would otherwise be available in accordance with its terms but is, for any reason (other than Section 9.3), held to be unavailable to or unenforceable by the Indemnified Party or enforceable otherwise than in accordance with its terms or is insufficient to hold the Indemnified Party harmless, the Indemnifying Party shall contribute to the aggregate of all claims, expenses, costs and liabilities and all losses (other than loss of profits in connection with the distribution of the Offered Securities) of the nature contemplated in this Section 10 and suffered or incurred by the Indemnified Parties in such proportions as is appropriate to not only reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the distribution of the Offered Securities but also the relative fault of the Company on one hand and the Indemnified Parties on the other hand in connection with the Claim or Claims which resulted in such claims, expenses, costs, damages, liabilities or losses, as well as any other equitable considerations determined by a court of competent jurisdiction; provided that the Company shall, in any event contribute to the amount paid or payable by the Underwriters as a result of such expense, loss, claim damage or liability any excess of such amount over the amount of the fees received by the Underwriters hereunder.

(2)	The Underwriters’ obligations to contribute pursuant to this Section 10 are several, and not joint, in proportion to their respective underwriting commitments as set forth opposite their respective names in Section 23 hereof.

(3)	In the event that the Indemnifying Party is held to be entitled to contribution from the Underwriters under the provisions of any Applicable Law, the Indemnifying Party shall be limited to contribution in an amount not exceeding the lesser of:

(a)	the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined above; and

(b)	the amount of the aggregate fee actually received by the Underwriters from the Indemnifying Party hereunder, provided that no individual Underwriter shall be required to contribute more than the fee actually received by such Underwriter.

(4)	With respect to Section 9 and this Section 10, the Company acknowledges and agrees that the Underwriters are contracting on their own behalf and as agents for their respective affiliates and subsidiaries (including their U.S. Affiliates) and each of their respective directors, officers, partners, employees and shareholders, and each person, if any, controlling any Underwriter or any of its subsidiaries or affiliates and each shareholder of any Underwriter. Accordingly, the Company hereby constitutes the Underwriters as agents for each person who is entitled to the covenants of the Company contained in Section 9 and this Section 10, and is not a party hereto and the Underwriters agree to accept such agents and to hold in trust for and to enforce such covenants on behalf of such persons.

Section 11	COVENANTS OF THE COMPANY

(1)	The Company covenants and agrees with the Underwriters that:

(a)	the Company will advise the Underwriters, promptly after receiving notice thereof, of the time when each Offering Document has been filed, and will provide evidence satisfactory to the Underwriters of each such filing;

(b)	between the date hereof and the date of completion of the distribution of the Offered Securities, the Company will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of:

(i)	the issuance by any Canadian Securities Commission or U.S. securities regulator of any order suspending or preventing the use of any of the Offering Documents;

(ii)	the issuance by any Canadian Securities Commission or the TSXV of any order having the effect of ceasing or suspending the distribution of the Offered Securities or the trading in any securities of the Company, or of the institution or, to the knowledge of the Company, threatening of any proceeding for any such purpose; or

(iii)	any requests made by any Canadian Securities Commission for amending or supplementing any of the Offering Documents or for additional information;

and the Company will use its commercially reasonable efforts to prevent the issuance of any order referred to in subparagraphs (b)(i), (b)(ii) or (b)(iii) above and, if any such order is issued, to obtain the withdrawal thereof at the earliest possible time;

(c)	the Company will use its commercially reasonable efforts to obtain the conditional listing of the Shares on the TSXV by the Closing Time, subject only to the official notice of issuance; and

(d)	the Company will use the net proceeds from the Offering for the purposes described in the Offering Documents.

(2)	Prior to the completion of the distribution of the Offered Securities, the Company will file all documents required to be filed with or furnished to the Canadian Securities Commissions pursuant to Canadian Securities Laws.

(3)	Except as contemplated by this Agreement, the Company will not, without the prior written consent of the Co-Lead Underwriters (not to be unreasonably withheld), on behalf of the Underwriters, directly or indirectly issue, offer, pledge, sell, contract to sell, contract to purchase, purchase any option or contract to issue, sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of directly or indirectly, any Ordinary Shares or securities convertible into or having the right to acquire Ordinary Shares or enter into any agreement or arrangement under which the Company would acquire or transfer to another, in whole or in part, any of the economic consequences of ownership of Ordinary Shares, or agree to become bound to do so, whether that agreement or arrangement may be settled by the delivery of Ordinary Shares or other securities or cash, or disclose to the public any intention to do so, during the period from the date hereof and ending 90 days following the Closing Date; provided that, notwithstanding the foregoing, the Company may (a) issue securities (including stock options) in connection with compensation for directors, officers, employees and consultants, and (b) issue securities of the Company upon the conversion, exercise or exchange of convertible, exercisable or exchangeable securities existing on the Closing Date or upon the exercise of stock options subsequently granted as permitted by this section.

Section 12	COMPENSATION OF THE UNDERWRITERS

In consideration of the Underwriters services to be rendered in connection with the Offering, the Company shall, at the Closing Time or applicable Over-Allotment Closing Time, as the case may be, pay to the Underwriters a cash fee (the “Underwriting Fee”) equal to 6.0% of the aggregate gross cash proceeds received from the sale of the Offered Securities, except in respect of any Offered Securities purchased by persons on the president’s list (the “President’s List”), in which case such Underwriting Fee shall be equal to 3.0% of the gross proceeds received from such sale of any Offered Securities to persons on the President’s List.

Section 13	ALL TERMS TO BE CONDITIONS

The Company agrees that the conditions contained in this Agreement will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Company. Any breach or failure to comply with any of the conditions set out in this Agreement shall entitle any of the Underwriters to terminate their obligation to purchase the Offered Securities by written notice to that effect given to the Company at or prior to the Closing Time or the Over-Allotment Closing Time, as applicable. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on any Underwriter any such waiver or extension must be in writing and signed by such Underwriter.

Section 14	TERMINATION BY UNDERWRITERS

(1)	Each Underwriter shall also be entitled to terminate its obligation to purchase the Offered Securities by written notice to that effect to the Company at or prior to the Closing Time or the Over-Allotment Closing Time, as applicable, if after the date hereof and prior to the Closing Time or Over-Allotment Closing Time, as applicable:

(a)	regulatory out: any inquiry, action, suit, investigation (whether formal or informal) or other proceeding is instituted, announced or threatened or any order is issued under or pursuant to any relevant statute or policy or made by any federal, provincial, state or other governmental authority, commission, board, bureau, agency or instrumentality (including without limitation the TSXV, any other stock exchange on which the Company’s shares are listed or any securities regulatory authority in Canada) in relation to the Company, or there is any change in law, regulation or policy, or the interpretation or administration thereof, or there is a general moratorium on banking activities in Canada declared by relevant authorities, or a material disruption in commercial banking or securities settlement or clearance services, which, in any such cases, in the opinion of any of the Underwriters, acting reasonably, operates to impact, suspend, restrict, inhibit, prevent or otherwise adversely impact the distribution or trading of the Ordinary Shares;

(b)	disaster out: there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence or catastrophe, war, act of terrorism or plague of national or international consequence, including COVID-19, to the extent that there is any material adverse development related thereto after March 22, 2021, or similar event or the escalation thereof or a new or change in any law or regulation which, in the opinion of any Underwriter acting reasonably, seriously adversely affects, or will seriously adversely affect, the financial markets or the business, operations or affairs of the Company and its subsidiaries, taken as a whole;

(c)	material change out: there should occur, be discovered by the Underwriters or be announced by the Company, any material change, a new material fact or a change in any material fact in the condition (financial or otherwise), earnings, business, affairs or business prospects of the Company (on a consolidated basis) which, in the opinion of any of the Underwriters, acting reasonably, has or could be reasonably expected to have a significant adverse effect on the market price or value of the Ordinary Shares or could reasonably be expected to result in the purchasers of a material number of Shares exercising their rights under applicable securities laws to withdraw from or rescind their purchase thereof or sue for damages in respect thereof; or

(d)	breach out: the Company is in breach or failed to comply in all material responses with the terms and conditions of this Agreement.

(2)	If this Agreement is terminated by any of the Underwriters pursuant to Section 14, there shall be no further liability on the part of such Underwriter or of the Company to such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under Section 9, Section 10 and Section 18.

(3)	The right of the Underwriters or any of them to terminate their respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Company in respect of any of the matters contemplated by this Agreement. A notice of termination given by one Underwriter under this Section 14 shall not be binding upon the other Underwriters.

Section 15	CLOSING

The closing of the purchase and sale of the Offered Securities herein provided for shall be completed electronically, or as otherwise directed by the Co-Lead Underwriters, at 8:00 a.m. (Toronto time) on March 25, 2021, or such other date and/or time as may be agreed upon in writing by the Company and the Co-Lead Underwriters, but in any event not later than April 22, 2021 (respectively, the “Closing Time” and the “Closing Date”). In the event that the Closing Time has not occurred on or before 8:00 a.m. (Toronto time) on April 22, 2021, this Agreement shall, subject to Section 14(2) hereof or unless the Company and the Co-Lead Underwriters otherwise agree in writing, terminate.

Section 16	CONDITIONS OF CLOSING AND OVER-ALLOTMENT CLOSING

(1)	The obligations of the Underwriters under this Agreement are subject to the accuracy of the representations and warranties of the Company contained in this Agreement both as of the date of this Agreement, the Closing Time and the applicable Over-Allotment Closing Time, as the case may be, the performance by the Company of its obligations under this Agreement and receipt by the Underwriters, at the Closing Time or applicable Over-Allotment Closing Time, as the case may be, of the following, other than as provided below:

(a)	a favourable legal opinion, dated the Closing Date or the applicable Over-Allotment Closing Date, as the case may be, in form and substance and subject to customary qualifications and assumptions satisfactory to the Underwriters, acting reasonably, from McCarthy Tetrault LLP and/or local counsel, in its capacity as the Company’s Canadian counsel, as to matters of Canadian federal and provincial law, addressed to the Underwriters and the Underwriters’ counsel;

(b)	if there are Purchasers in the United States, a favourable legal opinion, dated the Closing Date, in form and substance and subject to customary qualifications and assumptions satisfactory to the Underwriters, acting reasonably, from Dorsey & Whitney LLP, in its capacity as the Company’s U.S. counsel, addressed to the Underwriters, and such legal opinion shall be to the effect that it is not necessary in connection with the offer, sale and delivery of the Offered Securities to Qualified Institutional Buyers in accordance with the provisions of this Underwriting Agreement (including Schedule “A” hereto), to register the Offered Securities under the U.S. Securities Act;

(c)	certificates or evidence of registration representing, in the aggregate, the Offered Securities issuable on such date registered in the name of CDS or its nominee or in such other name(s) as the Co-Lead Underwriters, on behalf of the Underwriters shall have directed;

(d)	the auditor’s comfort letter dated the Closing Date or the applicable Over-Allotment Closing Date, as the case may be, updating the comfort letter referred to in Section 5(4) above with such changes as may be necessary from the comfort letter delivered previously to bring the information therein forward to a date which is within two Business Days of such date;

(e)	the applicable Underwriting Fee payable to the Underwriters in accordance with Section 12;

(f)	on the Closing Date, evidence satisfactory to the Co-Lead Underwriters, that the Shares shall have been conditionally approved for listing on the TSXV, subject only to satisfaction of customary conditions;

(g)	a certificate, dated the Closing Date or the applicable Over-Allotment Closing Date, as the case may be, and signed on behalf of the Company, but without personal liability, by the Chief Executive Officer and by the Chief Financial Officer of the Company, or such other officers of the Company as may be reasonably acceptable to the Underwriters, certifying that:

(i)	the Company has complied with all covenants and satisfied all terms and conditions hereof to be complied with and satisfied by the Company at or prior to the Closing Time or the applicable Over-Allotment Closing Time, as the case may be;

(ii)	except to the extent such representations and warranties are given as of a particular date (in which case they will be true and correct in all material respects as of such date), all the representations and warranties of the Company contained herein are true and correct in all material respects as of the Closing Time or the applicable Over-Allotment Closing Time, as the case may be, with the same force and effect as if made at and as of the Closing Time or such Over-Allotment Closing Time, as applicable, after giving effect to the transactions contemplated hereby;

(iii)	there has been no material change relating to the Company since the date hereof which has not been generally disclosed and with respect to which the requisite material change statement or report has not been filed and no such disclosure has been made on a confidential basis; and

(iv)	that, to the best of the knowledge, information and belief of the persons signing such certificate, no order, ruling or determination having the effect of ceasing or suspending trading in the Ordinary Shares or any other securities of the Company has been issued and no proceedings for such purpose are pending or are contemplated or threatened;

(h)	a certificate dated the Closing Date or the applicable Over-Allotment Closing Date, as the case may be, signed on behalf of the Company, but without personal liability, by the Chief Executive Officer of the Company or another officer acceptable to the Underwriters, acting reasonably, in form and content satisfactory to the Underwriters, acting reasonably, with respect to the constating documents of the Company; the resolutions of the directors of the Company relevant to the Offering, including the allotment, issue (or reservation for issue) and sale of the Offered Securities and the grant of the Over-Allotment Option, the authorization of this Agreement, the listing of the Shares on the TSXV and transactions contemplated by this Agreement; and the incumbency and signatures of signing officers of the Company;

(i)	at the Closing Time, the Company’s directors and officers, shall have entered into lock-up agreements in form and substance satisfactory to the Co-Lead Underwriters, acting reasonably, evidencing their agreement to not, without the consent of the Co-Lead Underwriters, which consent shall not be unreasonably withheld or delayed, issue, sell, grant any option for the sale of, or otherwise dispose or monetize, or offer to announce any intention to do so, in a public offering or by way of private placement or otherwise, any Offered Securities or any securities convertible or exchangeable into Offered Securities for a period of 90 days after the Closing Date;

(j)	a certificate of status (or equivalent) for the Company and each Material Subsidiary dated within one (1) Business Day (or such earlier or later date as the Underwriters may accept) of the Closing Date or applicable Over-Allotment Closing Date.

Section 17	OVER-ALLOTMENT OPTION

(1)	The Over-Allotment Option, may be exercised by the Underwriters at any time, in whole or in part by delivering notice to the Company not later than 5:00 p.m. (Toronto time) on the 30th day after the Closing Date, which notice will specify the number of Over-Allotment Shares and/or the number of Over-Allotment Warrants to be purchased by the Underwriters and the date (the “Over-Allotment Closing Date”) on and at which such Over-Allotment Securities are to be purchased. Such Over-Allotment Closing Date may be the same as (but not earlier than) the Closing Date and will not be earlier than three Business Days nor later than five Business Days after the date of delivery of such notice (except to the extent a shorter or longer period shall be agreed to by the Company). Subject to the terms of this Agreement, upon the Underwriters furnishing such notice, the Underwriters will be committed to purchase, in the respective percentages set forth in Section 23, and the Company will be committed to issue and sell in accordance with and subject to the provisions of this Agreement, the number of Over-Allotment Securities indicated in such notice. Over-Allotment Securities may be purchased by the Underwriters only for the purpose of satisfying over-allotments made in connection with the Offering and for market stabilization purposes.

(2)	In the event that the Over-Allotment Option is exercised in accordance with its terms, the closing of the issuance and sale of that number of Over-Allotment Securities in respect of which the Underwriters are exercising the Over-Allotment Option shall take place electronically or as may be otherwise agreed to by the Underwriters and the Company at 8:00 a.m. (Toronto time) on the applicable Over-Allotment Closing Date or at such other time on the Over-Allotment Closing Date as may be agreed upon in writing by the Company and the Co-Lead Underwriters (the “Over-Allotment Closing Time”).

(3)	The obligation of the Underwriters to make any payment or delivery contemplated by this Section 17 is subject to satisfaction of the conditions set forth in Section 16.

Section 18	EXPENSES

The Company will pay all reasonable expenses and fees in connection with the Offering, including, without limitation: (i) all expenses of or incidental to the creation, issue, sale or distribution of the Offered Securities and the filing of the Offering Documents; (ii) the fees and expenses of the Company’s legal counsel; (iii) all costs incurred in connection with the preparation of documentation relating to the Offering; and (iv) all reasonable and direct expenses of the Underwriters including all reasonable fees and disbursements of the Underwriters’ legal counsel, up to a maximum amount of $150,000, plus applicable taxes and disbursements ((i) to (iv) collectively, the “Underwriters’ Expenses”). All Underwriters’ Expenses incurred by the Underwriters, or on their behalf, shall be payable by the Company immediately upon receiving an invoice therefor from the Underwriters and shall be payable whether or not the Offering is completed. At the option of the Co-Lead Underwriters, such fees and expenses may be deducted from the gross proceeds otherwise payable to the Company on the closing of the Offering. Regardless of whether the transactions contemplated herein are completed or not, the Company will pay the Underwriters’ Expenses, as described in this Section 18.

Section 19	NO ADVISORY OR FIDUCIARY RELATIONSHIP

The Company acknowledges and agrees that (a) the purchase and sale of the Offered Securities pursuant to this Agreement, including the determination of the Offering Price, the Offered Securities and any related discounts and commissions, is an arm’s-length commercial transaction between the Company, on the one hand, and the several Underwriters, on the other hand, (b) in connection with the Offering and the process leading to such transaction each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Company or its shareholders, creditors, employees or any other party, (c)  no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favour of the Company with respect to the Offering or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company on other matters) and no Underwriter has any obligation to the Company with respect to the Offering except the obligations expressly set forth in this Agreement, (d) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company, and (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the Offering and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deems appropriate.

Section 20	NOTICES

(1)	Any notice to be given hereunder shall be in writing and may be given by hand delivery or email and shall be addressed and emailed or delivered to:

(a)	in the case of notice to the Company:

Vox Royalty Corp. PO Box CEC – 138 George Town, Grand Cayman KY1-9012

	Attention:	Kyle Floyd
	Email:	[contact information redacted]

with a copy to (such copy not to constitute notice):

McCarthy Tetrault LLP 66 Wellington Street W Suite 5300 Toronto, ON M5K 1E6

	Attention:	Eva Bellissimo
	Email:	[contact information redacted]

(b)	in the case of notice to the Co-Lead Underwriters:

BMO Nesbitt Burns Inc. 1 First Canadian Place 4th Floor, P.O. Box 150 Toronto, ON M5X 1H3

Attention:	Ilan Bahar

Email:	i[contact information redacted]

and

Cantor Fitzgerald Canada Corporation

181 University Avenue, Suite 1500

Toronto, ON, M5H 3M7

Attention:	Elan Shevel

Email:	[contact information redacted]

with a copy to (such copy not to constitute notice):

Borden Ladner Gervais LLP

22 Adelaide Street West

Suite 3400

Toronto, ON M5H 4E3

Attention:	Andrew Powers

Email:	[contact information redacted]

(2)	The Company and the Underwriters may change their respective addresses for notice by notice given in the manner referred to above.

Section 21	ACTIONS ON BEHALF OF THE UNDERWRITERS

All steps which must or may be taken by the Underwriters in connection with this Agreement, with the exception of the matters contemplated by Section 9, Section 13 and Section 14, shall be taken by the Co-Lead Underwriters on the Underwriters behalf and the execution of the Agreement by the Underwriters shall constitute the Company’s authority for accepting notification of any such steps from, and for giving notice to, and for delivering any definitive documents representing the Offered Securities to, or to the order of, Co-Lead Underwriters.

Section 22	SURVIVAL

The representations, warranties, obligations and agreements of the Company and of the Underwriters contained herein or delivered pursuant to this Agreement shall survive the purchase by the Underwriters of the Offered Securities for a period of two years after the Closing Date and shall continue in full force and effect notwithstanding any subsequent disposition by the Underwriters of the Offered Securities and the Underwriters shall be entitled to rely on the representations and warranties of the Company contained in or delivered pursuant to this Agreement notwithstanding any investigation which the Underwriters may undertake or which may be undertaken on the Underwriters’ behalf.

Section 23	UNDERWRITERS’ OBLIGATIONS

(1)	Subject to the terms of this Agreement, the Underwriters obligations under this Agreement to purchase the Offered Units (or the Over-Allotment Securities if the Over-Allotment Option is exercised) shall be several and not joint and several and the liability of each of the Underwriters to purchase the Offered Units shall be limited to the following percentages of the purchase price paid for the Offered Units:

BMO Nesbitt Burns Inc..(1)(2)	55%
Cantor Fitzgerald Canada Corporation(1)(2)	30%
Stifel Nicolaus Canada Inc.	10%
Red Cloud Securities Inc.	5.0%
100.0%

(1)	Joint bookrunners and co-lead underwriters

(2)	6.0% work fee split 55% to BMO Capital Markets and 45% to Cantor

(2)	If any of the Underwriters fails to purchase its applicable percentage of the Offered Units at the Closing Time or the applicable Over-Allotment Closing Time, as the case may be, (a “Defaulting Underwriter”) and the percentage of Offered Units that have not been purchased by the Defaulting Underwriter represents 10% or less of the Offered Units then the other Underwriters will be severally, and not jointly and severally, obligated to purchase, on a pro rata basis to their respective percentages as aforesaid, all but not less than all of the Offered Units not purchased by the Defaulting Underwriter, and to receive the Defaulting Underwriter’s portion of the Underwriting Fee in respect thereof, and such non- defaulting Underwriters shall have the right, by notice to the Company, to postpone the Closing Date or Over-Allotment Closing Date, as the case may be, by not more than three Business Days to effect such purchase. In the event that the percentage of Offered Units that have not been purchased by a Defaulting Underwriter represents more than 10% of the aggregate Offered Units, the other Underwriters will have the right, but will not be obligated, to purchase all of the percentage of the Offered Units which would otherwise have been purchased by the Defaulting Underwriter; the Underwriters exercising such right will purchase such Offered Units, if applicable, pro rata to their respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event that such right is not exercised, the non-defaulting Underwriters shall be relieved of all obligations to the Company arising from such default. Nothing in this section shall oblige the Company to sell to the Underwriters less than all of the Offered Units or relieve from liability to the Company any Underwriter which shall be so in default.

Section 24	MARKET STABILIZATION

In connection with the distribution of the Offered Units, the Underwriters (or any of them) may effect transactions which stabilize or maintain the market price of the Ordinary Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by Canadian Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

Section 25	ENTIRE AGREEMENT

Any and all previous agreements with respect to the purchase and sale of the Offered Securities, whether written or oral, are terminated, except with respect to section 12, 13, 14 and 15 of the Engagement Letter, and this Agreement constitutes the entire agreement between the Company and the Underwriters with respect to the purchase and sale of the Offered Securities.

Section 26	GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws in force in the Province of Ontario and the federal laws of Canada applicable therein.

Section 27	TIME OF THE ESSENCE

Time shall be of the essence of this Agreement. This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

[Signature page follows.]

If the foregoing is in accordance with your understanding and is agreed to by you, will you please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and returning the same to us.

Yours very truly,

BMO NESBITT BURNS INC.

By:	(signed) Ilan Bahar
Name: Ilan Bahar
Title: Managing Director and Co-Head, Global Metals & Mining

CANTOR FITZGERALD CANADA CORPORATION

By:	(signed) Elan Shevel
Name: Elan Shevel
Title: Chief Compliance Officer

STIFEL NICOLAUS CANADA INC.

By:	(signed) Egizio Bianchini
Name: Egizio Bianchini
Title: Vice Chairman, Head of Metals & Mining Investment Banking

RED CLOUD SECURITIES INC.

By:	(signed) Bruce Tatters
Name: Bruce Tatters
Title: Chief Executive Officer

The foregoing is in accordance with our understanding and is accepted by us.

VOX ROYALTY CORP.

By:	(signed) Kyle Floyd
Name: Kyle Floyd
Title: Director & CEO

Execution page to Underwriting Agreement

Schedule “A”

UNITED STATES OFFERS AND SALES

1.	Definitions

As used in this and related appendices, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule “A” is annexed and to which it forms a part, and the following terms shall have the meanings indicated:

(a)	“Directed Selling Efforts” means directed selling efforts as that term is defined in Regulation S;

(b)	“Foreign Issuer” shall have the meaning ascribed thereto in Regulation S;

(c)	“General Solicitation” and “General Advertising” mean “general solicitation” and “general advertising”, respectively, as used in Rule 502(c) under the U.S. Securities Act, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or the internet, or broadcast over radio, or television or the internet or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(d)	“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

(e)	“SEC” means the United States Securities and Exchange Commission; and

(f)	“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Regulation S.

All other capitalized terms used but not otherwise defined in this Schedule shall have the meanings given to them in the Agreement to which this Schedule is attached and of which this Schedule forms a part.

2.	Representations, Warranties and Covenants of the Company

The Company represents, warrants and covenants to the Underwriters (including for the benefit of the U.S. Affiliates) that:

(a)	The Company is and on the Closing Date and any Over-Allotment Closing Date will be a Foreign Issuer that reasonably believes that there is no Substantial U.S. Market Interest in any class of its equity securities.

(b)	Except with respect to sales to Qualified Institutional Buyers in reliance upon Rule 144A and applicable state securities laws, neither the Company nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriters, their affiliates and any person acting on their behalf, as to whom no representation is made), has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Offered Securities to, or for the account or benefit of, a person in the United States or U.S. Person; or (B) any sale of the Offered Securities unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States and not a U.S. Person (and not acting for the account or benefit of, a person in the United States or U.S. Person), or (ii) the Company and any person acting on its behalf reasonably believe that the purchaser is outside the United States and not a U.S. Person (and not acting for the account or benefit of, a person in the United States or U.S. Persons).

(c)	Neither the Company nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriters, their affiliates and any person acting on their behalf, as to whom no representation is made), has made or will make any Directed Selling Efforts with respect to the Offered Securities, or has taken or will take any action that would cause the exclusion afforded by Regulation S to be unavailable for offers and sales of the Offered Securities pursuant to this Agreement.

(d)	None of the Company, any of its affiliates or any person acting on its or their behalf (other than the Underwriters, their affiliates and any person acting on their behalf, as to whom no representation is made) have (i) engaged or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the Offered Securities in the United States, or (ii) undertaken any activity in a manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act in connection with offers and sales of Offered Securities to, or for the account or benefit of, persons in the United States or U.S. Persons.

(e)	So long as any of the Offered Securities are outstanding and are “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act and cannot be sold pursuant to Rule 144(b)(1) under the U.S. Securities Act, the Company will, if it is neither subject to and in compliance with the reporting requirements of Section 13 or Subsection 15(d) of the U.S. Exchange Act nor exempt from such requirements pursuant to Rule 12g3-2(b) thereunder, provide to any holder of those restricted securities, or to any prospective purchaser of those restricted securities designated by a holder, upon the request of that holder or prospective purchaser, at or prior to the time of sale, the information required to be provided by Rule 144A(d)(4) under the U.S. Securities Act (so long as that requirement is necessary in order to permit holders of the restricted securities to effect resales under Rule 144A).

(f)	The Offered Securities are not, and as of the Closing Date the Offered Securities will not be, and no securities of the same class as the Offered Securities are or will be, listed on a national securities exchange in the United States registered under Section 6 of the U.S. Exchange Act, quoted in an “automated inter-dealer quotation system”, as such term is used in Rule 144A, or convertible or exchangeable at an effective conversion or exercise premium (calculated as specified in Rule 144A) of less than ten percent for securities so listed or quoted.

(g)	The Company will, within prescribed time periods, prepare and file any forms or notices required to be filed under the U.S. Securities Act or applicable state securities laws in connection with the offer and sale of the Offered Securities to, or for the account or benefit of, persons in the United States pursuant to this Schedule “A”.

3.	Representations, Warranties and Covenants of the Underwriters

Each of the Underwriters and its U.S. Affiliates, as applicable, acknowledges that the Offered Securities have not been and will not be registered under the U.S. Securities Act or applicable state securities laws and may be offered and sold only in transactions exempt from, or not subject to, the registration requirements of the U.S. Securities Act and applicable state securities laws. Accordingly, each of the Underwriters and the U.S. Affiliates represents, warrants and covenants to the Company that:

(a)	It has not offered or sold, and will not offer or sell, any Offered Securities except (a) in accordance with Rule 903 of Regulation S or (b) in the United States or to, or for the account or benefit of, a U.S. Person or person in the United States to Qualified Institutional Buyers pursuant to Rule 144A and similar exemptions under applicable U.S. state securities laws. Except with respect to offers and sales to Qualified Institutional Buyers in reliance upon Rule 144A and in accordance with this Schedule “A”, neither the Underwriter nor its U.S. Affiliate nor any persons acting on its or their behalf has engaged or will engage in (i) any offer to sell or any solicitation of an offer to buy, any Offered Securities to, or for the account or benefit of, any person in the United States or U.S. Person, or (ii) any sale of Offered Securities to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States and not a U.S. Person (and was not purchasing for the account or benefit of a person in the United States or U.S. Person), or such Underwriter, U.S. Affiliate or person acting on behalf of either reasonably believed that such purchaser was outside the United States and not a U.S. Person (and was not purchasing for the account or benefit of a person in the United States or U.S. Person). It (or any person acting on its behalf) has not engaged in any Directed Selling Efforts with respect to the Offered Securities.

(b)	All offers and sales of the Offered Securities in the United States or to a U.S. Person, or to or for the benefit of a person in the United States or U.S. Person, will be effected by or through the U.S. Affiliate of the Underwriter, which is, on date hereof and on the dates of all such offers and subsequent sales, duly registered under the U.S. Exchange Act and applicable state securities laws in each state in which such offer or sale is made and as members in good standing with the Financial Industry Regulatory Authority, Inc., and will be effected in accordance with all applicable U.S. federal and state securities laws (including applicable broker dealer requirements). Each such U.S. Affiliate of the Underwriter in the United States is a Qualified Institutional Buyer on the date hereof and at the Closing Date and any Over-Allotment Closing Date.

(c)	It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Securities, except with its U.S. Affiliate, any Selling Firm or with the prior written consent of the Company. The Underwriters shall require its U.S. Affiliate and each Selling Firm through which it effects offers and sales to agree in writing, for the benefit of the Company, to comply with, and shall use its commercially reasonable efforts to ensure that each U.S. Affiliate and Selling Firm complies with, the provisions of this Schedule “A” applicable to such Underwriter as if such provisions applied to such U.S. Affiliate or Selling Firm.

(d)	None of it, its U.S. Affiliate or any person acting on any of their behalf has engaged or will engage in any action that would cause the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A to be unavailable for offers and sales of the Offered Securities to, or for the account or benefit of, persons in the United States or U.S. Persons or the exemption from the registration requirements of the U.S. Securities Act provided by Rule 903 of Regulation S to be unavailable for offers and sales of the Offered Securities outside the United States.

(e)	Offers and sales of the Offered Securities to, or for the account or benefit of, persons in the United States or U.S. Persons by the Underwriters or their U.S. Affiliates have not been and will not be made (i) by any form of General Solicitation or General Advertising, or (ii) in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

(f)	Any offer or sale of, or solicitation of an offer to buy, the Offered Securities that has been made or will be made in the United States or to U.S. Persons (or to or for the account or benefit of a person in the United States or U.S. Person) was or will be made only to Qualified Institutional Buyers in accordance with Rule 144A.

(g)	Each offeree in the United States (or offeree acting for the account or benefit of a person in the United States or U.S. Person) has been or shall be provided with a copy of the U.S. Placement Memorandum (if available) and any exhibits or attachments thereto in connection with such offer. Prior to any sale of the Offered Securities to a person in the United States or U.S. Person (or person acting for the account or benefit of a person in the United States or U.S. Person) or to a person who was offered the Offered Securities in the United States, each such purchaser shall be provided with a copy of the U.S. Placement Memorandum (and exhibits thereto) and no written material other than the U.S. Placement Memorandum (and exhibits thereto) was used in connection with the offer and sale of the Offered Securities in the United States (or for the account or benefit of, persons in the United States or U.S. Persons).

(h)	Each Qualified Institutional Buyer solicited by the Underwriters or its U.S. Affiliate will be informed that the Offered Securities will be sold to the Qualified Institutional Buyer in reliance upon Rule 144A.

(i)	It has offered and will offer the Offered Securities in the United States or to U.S. Persons (or to or for the account or benefit of a person in the United States or U.S. Person) only to offerees with respect to which it has reasonable grounds to believe was at the time of such offer and will be on the Closing Date or any Over-Allotment Closing Date, a Qualified Institutional Buyer.

(j)	Prior to the completion of any sale of the Offered Securities to a Qualified Institutional Buyer, each such Qualified Institutional Buyer will be required to properly complete, execute and deliver a U.S. Purchaser’s Letter in the form attached to the U.S. Placement Memorandum as Exhibit “A”.

(k)	At least two business days prior to any Closing Date and/or Over Allotment Closing Date, as applicable, the Company will be provided with a list of all offerees and purchasers of the Offered Securities in the United States or that are U.S. Persons (or purchasers acting for the account or benefit of a person in the United States or U.S. Person) and copies of all executed a U.S. Purchaser’s Letters.

(l)	At or prior to the Closing Date or Over Allotment Closing Date, if applicable, each Underwriter together with its U.S. Affiliate that offered or sold the Offered Securities in the United States, will provide to the Company a certificate in the form of Exhibit “I” to this Schedule “A” relating to the manner of the offer and sale of the Offered Securities in the United States or to U.S. Persons or will be deemed to have represented and warranted, with the same force and effect, that neither it nor its U.S. Affiliate offered or sold Offered Securities in the United States or to U.S. Persons (or to or for the account or benefit of, a person in the United States or U.S. Person).

(m)	It acknowledges that until 40 days after the closing of the Offering, an offer or sale of the Offered Securities within the United States by any dealer (whether or not participating in this offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made other than in accordance with an exemption from the registration requirement of the U.S. Securities Act.

(n)	Neither the Underwriters, their affiliates, including its U.S. Affiliate, or any person acting on its behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Securities

(o)	The Underwriters shall cooperate with the reasonable requests of the Company and counsel for the Company to use its reasonable efforts to comply with any such applicable state securities law requirements and shall continue to be in compliance with such state securities laws in effect so long as required for the initial offer and resale of the Offered Securities contemplated herein.

EXHIBIT “I” TO SCHEDULE A

UNDERWRITERS’ CERTIFICATE

In connection with the private placement in the United States of Units (the “Securities”) of Vox Royalty Corp. (the “Company”) pursuant to the Underwriting Agreement dated as of March 22, 2021 among the Company and the underwriters named therein (the “Underwriters”), each of the undersigned does hereby certify as follows:

(a)	each undersigned U.S. Affiliate that offered or sold the Offered Securities in the United States is duly registered as a broker-dealer under the U.S. Exchange Act and the securities laws of each state in which offers or sales are made (unless exempted from the respective state’s broker-dealer registration requirements) and a member of and in good standing with the Financial Industry Regulatory Authority, Inc. on the date hereof and on the date of each offer and sale made in the United States;

(b)	all offers and sales of the Offered Securities in the United States were made only through the U.S. Affiliate and have been effected in accordance with all applicable U.S. broker-dealer requirements and the terms and conditions set forth in the Underwriting Agreement (including any schedules thereto) and the U.S. Placement Memorandum;

(c)	each offeree who is, or is acting for the account or benefit of, a person in the United States or U.S. Person was provided with a copy of the U.S. Placement Memorandum (and exhibits thereto) and each purchaser of Offered Securities who is, or is purchasing for the account or benefit of, a person in the United States or U.S. Person was provided with a copy of the U.S. Placement Memorandum prior to its purchase of such securities and we did not use any other written material in connection with the offer or sale of Offered Securities to, or for the account or benefit of, persons in the United States or U.S. persons;

(d)	immediately prior to our transmitting the U.S. Placement Memorandum (and any exhibits thereto) to such offerees, we had reasonable grounds to believe and did believe that each such offeree was, and continue to believe that each such offeree is, a Qualified Institutional Buyer, and, on the date of this certificate, we continue to believe that each such person purchasing Offered Securities is a Qualified Institutional Buyer;

(e)	no form of “general solicitation” or “general advertising” (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including without limitation advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Offered Securities in the United States;

(f)	no Directed Selling Efforts were engaged in with respect to the offer or sale of the Offered Securities;

(g)	prior to any sale in the United States or to U.S. Persons (or to or for the account or benefit of, a person in the United States or U.S. Person) of Offered Securities to a Qualified Institutional Buyer, we obtained an executed U.S. Purchaser’s Letter in the form set forth as Exhibit “A” to the U.S. Placement Memorandum; and

(h)	all offers and sales of the Offered Securities have been conducted by it in accordance with the terms of the Underwriting Agreement, including Schedule “A” thereto.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein. This Underwriters’ Certificate may be relied upon by counsel to the Company as if originally issued to such counsel. A newly executed copy of this Underwriters Certificate shall be provided in connection with any subsequent closing date, including, but not limited to, any Over-Allotment Closing Date, as applicable.

[UNDERWRITER]		[NAME OF U.S. AFFILIATE]

By:		By:
	Name:		Name:
	Title:		Title:

Schedule “B”

Overview of Royalty and Stream Portfolio

Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator
Higginsville (Dry Creek)	A$0.71/gram gold ore milled[1] (effective 0.85% NSR)	Gold	Australia	Producing	Karora Resources
Segilola	1.5% net smelter royalty (subject to $3.5M cap)	Gold	Nigeria	Construction	Thor Explorations Ltd.
Mt Ida	1.5% net smelter royalty (>10Koz Au production)	Gold	Australia	Pre-production	Aurenne Group Holdings
Bulong	1.0% net smelter royalty	Gold	Australia	Feasibility	Black Cat Syndicate Limited
Ashburton	1.75% gross royalty revenue (>250K oz)	Gold	Australia	Exploration (Toll-treatment Potential)	Kalamazoo Resources
Kelly Well	10% free carry (converts to 1% net smelter royalty)	Gold	Australia	Exploration	Dacian Gold
New Bore	10% free carry (converts to 1% net smelter royalty)	Gold	Australia	Exploration	Dacian Gold
Millrose	1.0% gross revenue royalty	Gold	Australia	Exploration	Jindalee Resources
Kookynie (Melita)	A$1/t ore production royalty (>650Kt ore mined and treated)	Gold	Australia	Exploration (Feasibility due 2021)	Genesis Minerals Ltd
Kookynie (Consolidated Gold)	A$1/t ore production royalty (with gold grade escalator2)	Gold	Australia	Exploration	Metalicity Limited
Green Dam	2.0% net smelter royalty	Gold	Australia	Exploration	St. Barbara Limited
Holleton	1.0% net smelter royalty	Gold	Australia	Exploration	Ramelius Resources Limited

1 Royalty rate per gram of gold = A$0.12 x (price of gold per gram at Perth Mint / A$14) = A$0.71/gram gold ore milled, as at 16 November 2020.

2 Royalty = AUD$1 / Tonne (for each Ore Reserve with a gold grade <= 5g/t Au), for grades > 5g/t Au royalty = ((Ore grade per Tonne – 5) X 0.5) +1)

Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator
Yamarna	A$7.50/oz discovery payment	Gold	Australia	Exploration	Gold Road Resources
West Kundana	Sliding scale 1.5% to 2.5% net smelter royalty	Gold	Australia	Exploration	Northern Star Resources and Tribute Resources
British King	1.5% net smelter royalty on the first 10,000 oz and 5.25% stream thereafter	Gold	Australia	Development (Toll-treat Potential)	BK Gold Mines
Merlin	0.75% gross royalty revenue (>250K oz)	Gold	Australia	Exploration	Northern Star Resources
Forest Reefs	1.5% net smelter royalty	Gold and copper	Australia	Exploration	Newcrest Mining Limited
Koolyanobbing (part of deception pit)	2.0% FOB revenue royalty (post- prepayment)	Iron Ore	Australia	Producing	Mineral Resources Ltd.
Bowdens	0.85% gross revenue royalty	Silver-lead- zinc	Australia	Development	Silver Mines Limited
Pedra Branca	1.0% net smelter royalty	Nickel, copper, cobalt, PGM’s, Chrome	Brazil	Exploration (PEA 2018)	ValOre Metals Corp.
Montana Assets (Option)	1.5% net smelter royalty	Gold, copper	USA	Exploration	Privately held
Mexico Assets	1.0% net smelter royalty	Silver, lead, zinc	Mexico	Exploration	Privately held
Pitombeiras	1.0% net smelter royalty	Vanadium, Titanium, Iron Ore	Brazil	Exploration (PEA due H1 2021)	Jangada Mines
Graphmada	2.5% gross sales royalty (A$5M cap or to 1 Jan 2029)	Graphite	Madagascar	Development (Care & Maintenance)	Bass Metals Limited
Yellow Giant	Stream on 100% of silver produced on first 6,667 oz monthly, then 50% of monthly silver produced in excess	Silver	Canada	Development (Care & Maintenance)	MCC Canadian Gold Ventures

Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator
Barabolar Surrounds	1.0% gross revenue royalty	Silver-lead- zinc	Australia	Exploration	Silver Mines Limited
Yalbra	0.75% gross revenue royalty	Graphite	Australia	Exploration	Buxton Resources Limited
Mt. Moss	1.5% net smelter royalty	Base metals and silver	Australia	Development (Care & Maintenance)	Curtain Bros (Qld) Pty Ltd
Alce	3.0% gross revenue royalty	Gold, copper	Peru	Exploration	Titan Minerals
Las Antas	2.0% gross revenue royalty	Gold, copper	Peru	Exploration	Western Pacific Resources Corp.
Volga	2.0% gross revenue royalty	Copper	Australia	Exploration (Toll- treatment Potential)	Novel Mining
Uley	1.5% gross royalty revenue	Graphite	Australia	Development (Feasibility)	Quantum Graphite
Sulphur Springs	A$2/t ore production royalty (A$3.7M royalty cap)	Copper, zinc, lead, silver	Australia	Development (Feasibility)	Venturex Resources
Kangaroo Caves	A$2/t ore production royalty (40% interest)	Copper, zinc, lead, silver	Australia	Development (Feasibility)	Venturex Resources
Thaduna	1.0% net smelter royalty	Copper	Australia	Exploration	Sandfire Resources
Glen	0.2% FOB revenue royalty	Iron ore	Australia	Exploration	Sinosteel Midwest Corporation
Anthiby Well	0.25% gross revenue royalty	Iron ore	Australia	Exploration	Hancock Prospecting
Brauna	0.5% gross revenue royalty	Diamonds	Brazil	Producing	Lipari Mineração Ltda.
Brits(1)	1.75% gross sales royalty (or ~C$1.03/tonne annual cap)	Vanadium	South Africa	Development	Bushveld Minerals Limited
Lynn Lake (MacLellan)(2)	2.0% Gross Proceeds (post initial capital recovery)	Gold	Canada	Development	Alamos Gold Inc.
Montanore	$0.20/ton	Silver, copper	USA	Development	Hecla Mining Company
Kenbridge	1% NSR (buyback for C$1.5M)	Nickel, copper, cobalt	Canada	Exploration (PEA due Q2 2021)	Tartisan Nickel Corp.
Lynn Lake (Nickel)	2% Gross Proceeds (post initial capital recovery)	Nickel, copper, cobalt	Canada	Exploration	Corazon Mining Ltd.

Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator
West Malartic (Chibex South)	0.66% NSR	Gold	Canada	Exploration	Agnico Eagle Mines Limited
Bulgera	1% net smelter return	Gold	Australia	Exploration	Norwest Minerals
Comet Gold	1% net smelter return	Gold	Australia	Exploration	Accelerate Resources Ltd.
Mount Monger	1% net smelter return	Gold	Australia	Exploration	Accelerate Resources Ltd.

Notes:

(1) Covers the Uitvalgrond Portion 3 of the Brits project and not all reserves disclosed by Bushveld Minerals Limited.

(2) Covers only a portion of the MacLellan deposit and not all reserves disclosed by Alamos Gold Inc.

B-4